As filed with the Securities and Exchange Commission on May 6, 2005
                                              Registration No. 333-____________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  -------------

                         SYMBOLLON PHARMACEUTICALS, INC.
                 (Name of Small Business Issuer in Its Charter)

      Delaware                         2834                       36-3463683
(State or Jurisdiction          (Primary Standard            (I.R.S. Employer
   of Incorporation                  Industrial           Identification Number)
   or Organization)         Classification Code Number)

                                 37 Loring Drive
                         Framingham, Massachusetts 01702
                                 (508) 620-7676
          (Address and telephone number of principal executive offices and principal place of business)
                                  -------------

                                Paul C. Desjourdy
         President and Chief Operating Officer, Chief Financial Officer
                         Symbollon Pharmaceuticals, Inc.
                                 37 Loring Drive
                         Framingham, Massachusetts 01702
                                 (508) 620-7676
           (Name, Address, and Telephone Number of Agent for Service)
                                  -------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                          CALCULATION OF REGISTRATION FEE
--------------------------------------------------------- ------------ -------------- ---------------- ---------------
                                                                         Proposed
                                                           Amount to      maximum        Proposed
                                                              be         offering         maximum        Amount of
                                                          registered     price per       aggregate      registration
   Title of each class of securities to be registered         (1)        share (2)    offering price        fee
--------------------------------------------------------- ------------ -------------- ---------------- ---------------

Class A Common Stock, par value $.001 per share             2,324,587          $1.41    $3,277,667.67         $385.78
--------------------------------------------------------- ------------ -------------- ---------------- ---------------
Class A Common Stock, par value $.001 per share (3)           630,846          $1.41      $889,492.86         $104.69
--------------------------------------------------------- ------------ -------------- ---------------- ---------------

Total                                                       2,955,433                   $4,167,160.53         $490.47
--------------------------------------------------------- ------------ -------------- ---------------- ---------------


(1) Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c). For the purposes of this table, we have used the average of the closing bid and ask prices of the common stock as traded in the over the counter market and reported on the OTC Electronic Bulletin Board on May 5, 2005.

(3) Issuable upon exercise of outstanding common stock purchase warrants at an exercise price of $.65 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Our selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED MAY 6, 2005

                         SYMBOLLON PHARMACEUTICALS, INC.

                        2,955,433 SHARES OF COMMON STOCK

                TO BE OFFERED BY CERTAIN HOLDERS OF COMMON STOCK
                    AND WARRANTS TO PURCHASE COMMON STOCK OF
                         SYMBOLLON PHARMACEUTICALS, INC.

         This prospectus relates to the sale of up to 2,955,433 shares of our common stock by our selling stockholders listed in this prospectus. The shares offered by this prospectus include 2,324,587 presently outstanding shares of our common stock and a maximum of 630,846 shares of our common stock issuable upon exercise of outstanding warrants to purchase common stock at an exercise price of $.65 per share. The shares of common stock are being offered for sale by the selling stockholder at prices established on the Over-the-Counter Bulletin Board or in negotiated transactions during the term of this offering.

         Pursuant to registration rights granted by us to the selling stockholders, we are obligated to register shares held of record and shares issuable upon exercise of warrants by the selling stockholders. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will receive none of the proceeds from the sale of the above-referenced shares by the selling stockholders, except upon exercise of the warrants. All costs associated with this registration will be borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by them.

         Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol SYMBA.OB. On May 5, 2005, the last reported sale price of our common stock was $1.35 per share.

         The selling stockholders and any broker-dealer executing sell orders on behalf of the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933.

                              --------------------

         This investment involves a high degree of risk. You should purchase securities only if you can afford a complete loss.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                              --------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          Subject to Completion, the date of this Prospectus is , 2005

                                TABLE OF CONTENTS

                                                                            Page

Prospectus Summary........................................................     3
Recent Developments.......................................................     5
Risk Factors..............................................................     6
Special Note Regarding Forward-Looking Statements.........................    13
Where You Can Find More Information.......................................    13
Use of Proceeds...........................................................    14
Market For Our Common Stock and Related Stockholder Matters...............    14
Determination of Offering Price...........................................    15
Dividend Policy...........................................................    15
Selected Consolidated Financial Data......................................    15
Management's Discussion and Analysis of
  Financial Condition and Results of Operations...........................    16
Business..................................................................    19
Description of Property...................................................    29
Legal Proceedings.........................................................    29
Management................................................................    29
Executive Compensation....................................................    31
Certain Relationships and Related Transactions............................    35
Principal Stockholders....................................................    35
Selling Stockholders......................................................    36
Plan of Distribution......................................................    39
Description of Securities.................................................    41
Shares Eligible for Future Sale...........................................    43
Transfer Agent and Registrar..............................................    43
Legal Matters.............................................................    43
Experts...................................................................    44
Change In and Disagreements With Accountants On
  Accounting and Financial Disclosure.....................................    44
Index to Financial Statements.............................................   F-1

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements including the notes thereto, appearing elsewhere in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision.

Symbollon Pharmaceuticals, Inc.

         We are a Delaware corporation originally incorporated in Illinois in 1986. We engage in the development and commercialization of propriety iodine-based formulations. We currently manufacture a bovine teat sanitizer, marketed as "IodoZyme(R)". IodoZyme is marketed in the dairy industry by West Agro, Inc. of Kansas City, MO under an exclusive worldwide license. West Agro has informed Symbollon that it intends to discontinue selling IodoZyme after the finished goods inventory, worth approximately $90,000, has been sold.

         We are in clinical development of a treatment, referred to as "IoGen(TM), for the treatment of cyclic pain and tenderness associated with fibrocystic breast. We completed a Phase II clinical trial for IoGen with positive results. We have entered into an exclusive worldwide licensing and co-marketing agreement for IoGen with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals. We believe our technology has other potential product opportunities, and we plan to pursue some of these opportunities as our resources allow.

         Our principal executive offices are located at 37 Loring Drive, Framingham, Massachusetts 01702. Our telephone number is (508) 620-7676. Our website is http://www.symbollon.com. Information on our website is not intended to be incorporated into this prospectus.

Recent Events

         Mimetix Asset Acquisition

         In May 2004, we acquired certain asset from Mimetix, Inc., a privately held company, and other related parties, associated with their iodine development efforts in women's healthcare for 550,000 shares of Symbollon's Class A common stock. These assets include information on over 3,000 women with fibrocystic breast disease dosed with iodine, including the patient data from three clinical trials utilizing molecular iodine and the intellectual property covering their efforts, inclusive of eight issued US patents. We intend to submit to the FDA the Mimetix patient data as part of our 1,500 patient exposure requirements for IoGen.

         2004 Private Placement

         On September 1, 2004, Symbollon completed a private placement to accredited investors of an aggregate of 1,261,692 shares of Class A common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services ($1.30 for two shares and one warrant). The redeemable warrants entitle the holder thereof to purchase at any time up to February 28, 2006 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. Each of the purchasers qualifies as an accredited investor (as defined by Rule 501 under the Securities Act).

         Bioaccelerate Relationship

         On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals. Bioaccelerate has the primary responsibility for the commercialization of IoGen, and Symbollon will oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties will share in any net profits upon commercialization.

The Offering

         This offering relates to the sale of up to 2,955,433 shares of our common stock by our stockholders listed in this prospectus. The shares offered by this prospectus include 2,324,587 presently outstanding shares of our common stock and a maximum of 630,846 shares of our common stock issuable upon exercise of outstanding warrants to purchase common stock at an exercise price of $.65 per share. The shares of common stock are being offered for sale by the selling stockholders at prices established on the Over-the-Counter Bulletin Board or in negotiated transactions during the term of this offering.

         Pursuant to registration rights granted by us to the selling stockholders, we are obligated to register shares held of record and shares issuable upon exercise of warrants by the selling stockholders. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will receive none of the proceeds from the sale of the above-referenced shares by the selling stockholders, except upon exercise of the warrants. All costs associated with this registration will be borne by us.

Use of Proceeds

         We will not receive any proceeds from this offering, except upon exercise of the warrants.

Our Capital Structure and Shares Eligible for Future Sale

         The following table outlines our capital stock as of May 2, 2005:

         Common Stock outstanding
              Before the offering..................6,114,761 shares(1)
              After the offering...................6,745,607 shares(1)(2)

         (1) Assuming no exercise of outstanding (a) options to purchase up to 755,000 shares of common stock pursuant to previous grants made to our officers, directors and consultants and (b) warrants to purchase up to 630,846 shares of common stock held by the selling stockholders.
         (2) Assumes that the selling stockholders exercise their warrants to purchase 630,846 shares of common stock.

Summary Consolidated Financial Information

         The following summary financial information has been derived from our financial statements and should be read in conjunction with the financial statements and the related notes thereto appearing elsewhere in this prospectus.

                                              Years Ended
                                               December 31,
                               -------------------------------------------------

                                        2004                        2003
                               --------------------       ----------------------

  Sales                          $         159,510          $           270,772
  Net Loss                              (2,647,108)                    (628,123)
  Net Loss Per Share                          (.53)                        (.15)

  Working Capital                          521,900                      635,881
  Total Assets                           1,114,818                    1,219,854
  Deficit                              (12,165,778)                  (9,518,670)
  Total Shareholders Equity                948,342                    1,086,159

  Total Number of Issued
  Common Shares                          6,114,761                    4,196,204

                               RECENT DEVELOPMENTS

Mimetix Asset Acquisition

         In May 2004, we acquired certain assets from Mimetix, Inc., a privately held company, and other related parties, associated with their iodine development efforts in women's healthcare for 550,000 shares of Symbollon's Class A common stock. These assets include information on over 3,000 women with fibrocystic breast disease dosed with iodine, including the patient data from three clinical trials utilizing molecular iodine and the intellectual property covering their efforts, inclusive of eight issued US patents. We intend to submit to the FDA the Mimetix patient data as part of our 1,500 patient exposure requirements for IoGen.

         In connection with the asset acquisition, we agreed to use our best efforts to file a "resale" registration statement with the SEC covering the shares of common stock issued in the transaction. The 550,000 shares issued in the asset acquisition are part of the shares being registered in this prospectus on behalf of the selling stockholders.

 2004 Private Placement

         On September 1, 2004, we completed a private placement to accredited investors for an aggregate of 1,261,692 shares of our common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid manufacturing, consulting and clinical trial services ($1.30 for two shares and one warrant).

         The redeemable warrants entitle the holder to purchase at any time up to February 28, 2006 a share of our common stock at a price of $.65 per share. The redeemable warrants may be redeemed by us at $.01 per warrant in the event that the closing bid price of our common stock over twenty successive trading days is equal to or greater than $3.50, subject to the holder's right to exercise.

         In connection with the private placement, we agreed to use our best efforts to file a "resale" registration statement with the SEC covering the shares of common stock issued in the private placement and the shares of common stock which will be issued if any of the warrants are exercised. The shares issued in the private placement, and the shares of common stock which will be issued if any of the warrants are exercised, are part of the shares being registered in this prospectus on behalf of the selling stockholders.

Bioaccelerate Relationship

         On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar
Pharmaceuticals. Bioaccelerate has the primary responsibility for the commerciatizaton of IoGen, and Symbollon will oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties will share in any net profits upon commercialization.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, other information included in this prospectus and information in our periodic reports filed with the SEC. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and you may lose some or all of your investment.

RISKS ABOUT OUR BUSINESS

Our ability to continue as a "going concern" is uncertain


         Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Report of the Registered Independent Accountants included herein contains an explanatory paragraph that raises substantial doubt about our ability to continue as a going concern. The notes to our consolidated financial statements addressed management's plans to address our ability to continue as a going concern. We cannot assure you that our business plans will be successful in addressing these issues. If we cannot successfully continue as a going concern, our stockholders may lose their entire investment in our common stock. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.


We expect to incur additional losses in the future that will require us to raise funding

         We have incurred a cumulative operating loss of $12,165,778 through December 31, 2004. Our losses have resulted principally from costs incurred in research and development activities related to our efforts to develop IodoZyme, IoGen and other potential product formulations, and from the associated administrative and patent costs. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase. In the next few years, we do not anticipate generating material revenues.

         Based on the current status of our development efforts, we will not receive revenues or royalties from commercial sales of our drugs under development for a significant number of years, if at all. For at least the next few years, we do not expect any revenues from products currently in development. We will therefore need to raise additional funding or enter into a relationship with a corporate partner to sustain our operations. If we fail to achieve profitable operations, raise additional funding to cover losses, or enter into a corporate partner relationship, we will not be able to sustain operations.

Sales from our only product will cease as our marketing partner has decided to discontinue offering it for sale

         Our only source of revenue is from a licensing relationship with West Agro, Inc. covering IodoZyme. They have decided to terminate their collaboration with us. West Agro has indicated that they plan to place orders for approximately $90,000 over 2005 and 2006 for the product and cease selling IodoZyme after such finished goods inventory has been sold.

We could go out of business and you may lose your investment if we are unable to commercialize a new product

         Since our inception, we have engaged in limited business activities attempting to develop products based on our technology. To date, we have only commercialized one product, IodoZyme. IodoZyme sales have not been significant enough to support our operations and will be ceasing shortly. The development of our other product opportunities will require further capital investments, development and regulatory approvals. We may be faced with problems, delays, expenses and difficulties, which are typically encountered by companies in an early stage of development, many of which may be beyond our control. These include, but are not limited to, unanticipated problems and costs related to development, regulatory compliance, production, marketing, economic and political factors and competition. If we are not able to commercialize a new product, we could go out of business and you may lose your investment.

We have limited data that IoGen will effectively treat fibrocystic breast disease

         We did not conduct any animal or human studies to evaluate the potential effectiveness of IoGen before launching the Phase II trial. The Phase II clinical trial that we completed in 2000 generated the first data regarding the effectiveness of IoGen. The primary purpose of the Phase II trial was to evaluate the safety of IoGen. We believe that the Phase II data concerning the drug's effectiveness indicate that IoGen can successfully treat cyclic pain and tenderness associated with fibrocystic breast, but we need to establish IoGen's effectiveness in two well-controlled phase III clinical trials. We estimate that our investment in the IoGen development program has exceeded $5 million. We expensed these development costs as incurred.

If we cannot raise additional funds, then we will have to limit or cease our future activities

         We have adequate cash resources to continue our base operations through the end of the second quarter of 2005. Under our licensing and co-marketing agreement with Bioaccelerate, Bioaccelerate is responsible for the development and commercialization of IoGen for the treatment of cyclic mastalgia. We will require substantial additional funds if we are to pursue the development of additional products.

         We intend to seek additional funds for such future product development through public or private financing or collaborative or other arrangements with corporate partners. We believe that before we can enter into any significant new relationships, we will have to generate clinical results on our potential drugs. Our limited financial resources may require us to finance the cost of generating these results. We have had difficulty raising funds. During 2004, we were attempting to raise approximately $2 million. We were only able to raise approximately $830,000.

         Our common stock was delisted from the Nasdaq SmallCap market in December 2002. Our common stock is currently traded on the OTC Bulletin Board, is thinly traded, and is subject to the "penny stock rules." There is very little market support for our common stock. So long as these conditions exist, future financings will continue to be difficult. This could impact the terms and conditions upon which we are able to sell securities and raise funds. In light of the lack of support for our common stock price, any funds raised through equity financing would likely be at below market and dilutive to our existing stockholders. If adequate funds are not available when needed, we would be forced to limit the scope of our development or perhaps cease operations. We cannot assure you that we will be able to raise the necessary financing on acceptable terms, or at all, or succeed in entering into a corporate partnering relationship. As indicated above, our independent registered public accountant's report on our financial statements includes a "going concern" qualification.

We lack the resources to conduct the necessary clinical trials required prior to commercial sales of our potential drugs

         Any drug candidates we develop will require significant additional research and development efforts, including extensive preclinical (animal and in vitro data) and clinical testing and regulatory approval, prior to commercial sale. Our only active drug development effort is IoGen. Under our licensing and co-marketing agreement with Bioaccelerate, Bioaccelerate is responsible for the development and commercialization of IoGen for the treatment of cyclic mastalgia. We will require substantial additional funds if we are to pursue the development of additional products. Our ability to conduct the necessary clinical trials for other potential products based on our technology depends on our generating the resources required to pay for this from future revenues, financings or licensing or collaboration relationships. We may not be able to generate the necessary financial resources or enter into the necessary relationships.

We may lose control over development and commercialization of drugs after we license them

         A key element of our strategy has been to fund most of our product development programs through collaborative agreements with larger pharmaceutical companies. As part of these licensing relationships we may have to grant to the other party control over the development and commercialization process. For example, a potential corporate partner may be responsible for:

     o        conducting preclinical and clinical trials;
     o        obtaining required regulatory approvals of drug candidates;
     o        manufacturing any resulting products; and
     o        commercializing any resulting products.

         The potential corporate partner may not be obligated to develop or commercialize any drug candidates under the collaboration. The potential corporate partner alone could control the amount and timing of resources dedicated by it to the program. Accordingly, the potential corporate partner would control the development program. Moreover, the potential corporate partner may view certain drug candidates developed utilizing Symbollon's technology as competitive with its own drugs or drug candidates. Accordingly, the potential corporate partner may develop its existing or alternative technologies in preference to the drug candidates based on our technology. In addition, the potential corporate partner may have the right to terminate the relationship at any time. Without the involvement of a corporate partner, our limited resources would severely hamper our ability to develop a product.

         Under our licensing and co-marketing agreement with Bioaccelerate, Bioaccelerate is responsible for the development and commercialization of IoGen for the treatment of cyclic mastalgia. Therefore Bioaccelerate will have significant control over the amount and timing of resources dedicated to the program and the activities undertaken to development and commercialize IoGen.

         IodoZyme's growth prospects depended, in large part, on West Agro's marketing efforts in fostering acceptance of IodoZyme as an alternative to other available products. West Agro has indicated that it intends to stop marketing IodoZyme.

If a competitive drug is marketed to treat fibrocystic breast disease prior to IoGen, then the potential market opportunity for IoGen will be adversely affected

         The only drug approved by the United States Food and Drug Administration (commonly called FDA) for the treatment of fibrocystic breast disease is danazol, a masculinizing hormone. We are aware of a few companies developing drugs for the treatment of fibrocystic breast disease. If any of these competitors receive marketing approval for their drug compounds before we do, they may achieve a significant competitive advantage by being first to market and through certain marketing exclusivity rights, which could extend up to seven years. This would delay our ability to receive marketing approval.

If the FDA does not allow us to use the Mimetix patient data, then the cost of the IoGen clinical development will increase significantly

         The FDA has informed us that prior to filing for marketing approval for IoGen, we must successfully complete two Phase III efficacy trials, one two-year toxicity study in rodents and dose approximately 1,500 patients. We plan to submit to FDA certain patient data we obtained from Mimetix, Inc. If FDA does not accept the Mimetix patient data, then the cost of the IoGen clinical development will significantly increase. This would also delay our ability to receive marketing approval.

We may be sued for product liability in the future and our liability insurance may not be adequate to cover the situation

         We may be held liable if any product we develop in the future, or any product which is made with the use of any of our technologies, causes injury or is found otherwise defective during product testing, manufacturing, marketing or sale. Although we have product liability insurance, we may not have insurance coverage sufficient in amount and scope against potential liabilities or the claims may be excluded from coverage under the terms of the policy. Our liability could exceed our total assets. Further, product liability insurance is becoming increasingly expensive. As a result, we may not be able to obtain sufficient amounts of insurance coverage, obtain additional insurance when needed, or obtain insurance at a reasonable cost, which could prevent or inhibit the commercialization of our products or technology. Any claims against us, regardless of their merit or eventual outcome, could have a serious and adverse effect upon our business.

Teat dips could become subject to FDA marketing clearance that could affect our ability to market IodoZyme or any other teat dip product

         Teat sanitizers, although considered animal drugs by the FDA, do not currently require clearance by the FDA prior to marketing. The FDA, however, issued draft guidelines in 1993 governing teat dips and it is possible that if such guidelines are adopted that IodoZyme or any other teat dip product sold by us in the future will require clearance by the FDA in the future. Required compliance with these guidelines or other FDA requirements which may be adopted, would have a significant adverse effect on the marketing of IodoZyme (assuming we are able to continue marketing it without West Agro) or any other teat dip product sold by us in the future.

We have no marketing experience within our company

         Although we have no present plans to do so, we may, in the future, determine to directly market certain of our proposed products. We have no marketing experience and significant additional capital expenditures and management resources would be required to develop a direct sales force. In the event we elect to engage in direct marketing activities, we might have difficulty obtaining the requisite funds or attracting and retaining the human resources necessary to successfully market any products.

We depend on our two employees for our future success; the loss of either of them could adversely effect our ability to succeed

         Our success depends to a significant extent on the performance and continued service of our two employees, our Chief Executive Officer, Jack H. Kessler, Ph.D. and our President and Chief Operating Officer, Mr. Paul C. Desjourdy. The loss of the services of either of our senior officers would disrupt our operations and would adversely effect our efforts to commercialize new products while we worked to replace those employees. We do not maintain "key man" life insurance on any of our employees. As a result, if any of our key employees were to die or become unable to provide services for us, our operations would be disrupted and we would have no means of recovering any resulting losses.

Because our iodine-based products may stain or corrode some surfaces, potential applications for our products may not be possible

         An important aspect of our present and future product candidates is that they must be compatible with the surfaces with which they come into contact. We have ceased efforts to develop products that clean germs from certain medical and dental instruments as a result of staining and corrosion caused by the required concentrations of iodine in the formulations. We continue to investigate the balance between the level of efficacy and the need to avoid staining and corrosion. For any proposed product application, staining or corrosion from a product candidate could be sufficient to limit or forestall regulatory approval or, if approved, could adversely affect market acceptance of such product. We might not be successful in overcoming these staining and corrosion problems.

Our use of hazardous materials in our development and commercial efforts exposes us to material potential liability

         Our manufacturing and development activities involve the controlled use and shipment of hazardous chemicals and other materials. Although we believe that our safety procedures for handling, shipping and disposing of such materials comply with the standards prescribed by federal, state and local regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. There can be no assurance that current or future environmental or transportation laws, rules, regulations or policies will not have a material adverse effect on us.

We may never receive a benefit from our net operating losses

         We have not recognized any benefit from the future use of existing net operating loss ("NOL") carryforwards. We have not recognized any such benefit because our evaluation of all the available evidence does not indicate that it is more likely than not that we will generate sufficient future taxable income to realize such benefit. We had consolidated federal income tax NOL carryforwards of approximately $11.9 million at December 31, 2004. Our NOL carryforwards will begin to terminate in 2008 to the extent they have not been used to reduce taxable income prior to such time. Our ability to use our NOL carryforwards to reduce taxable income is dependent upon, among other things, our not experiencing an "ownership change" of more than 50 percent during any three-year testing period as defined in the Internal Revenue Code. While we have not made the necessary determination, we likely have experienced an ownership change in the past, and, if not, could very likely experience an ownership change from future sales of our securities. If we have, or if we do, experience an ownership change of more than 50 percent as defined in the Internal Revenue Code, it could substantially limit the availability of our NOL carryforwards.

RISKS RELATED TO THIS OFFERING AND OUR STOCK

"Penny Stock" rules may make buying or selling our securities difficult

         Trading in our securities is subject to the SEC's "penny stock" rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

Our securities have been thinly traded on the over-the-counter bulletin board, which may not provide liquidity for our investors

         Our securities are quoted on the Over-the-Counter Bulletin Board. The Over-the-Counter Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Stock Market or national or regional exchanges. Securities traded on the Over-the-Counter Bulletin Board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The Securities and Exchange Commission's order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the Over-the-Counter Bulletin Board. Quotes for stocks included on the Over-the-Counter Bulletin Board are not listed in newspapers. Therefore, prices for securities traded solely on the Over-the-Counter Bulletin Board may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price.

Investors must contact a broker-dealer to trade over-the-counter bulletin board securities. As a result, you may not be able to buy or sell our securities at the times that you may wish

         Even though our securities are quoted on the Over-the-Counter Bulletin Board, the Over-the-Counter Bulletin Board may not permit our investors to sell securities when and in the manner that they wish. Because there are no automated systems for negotiating trades on the Over-the-Counter Bulletin Board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders (an order to buy or sell a specific number of shares at the current market price) it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

We do not intend to pay dividends in the foreseeable future, therefore, you may never see a return on your investment

         We do not anticipate the payment of cash dividends on our common stock in the foreseeable future. We anticipate that any profits from our operations will be devoted to our future operations. Any decision to pay dividends will depend upon our profitability at the time, cash available and other factors. Therefore, our stockholders may never see a return on their investment.

The selling stockholders could sell their shares of stock in the market

         The selling stockholders could sell in the public market their shares of common stock being registered in this offering. Such sales are likely to cause our stock price to decline.

The anticipation of significant sales of our stock in this offering could result in short selling by third parties, which could cause our stock price to decline

         The anticipation of significant sales by the selling shareholders could result in short sales by third parties. If there is not a corresponding demand for our stock, then our stock price would decline.

We may sell additional shares in the future, which could cause the price of our securities to decline

         We currently have 18,750,000 shares of Class A Common Stock, 1,250,000 shares of Class B Common Stock and 5,000,000 shares of preferred stock authorized. Our board of directors has recently approved an amendment to our Certificate of Incorporation, which if approved by our shareholders at our 2005 annual meeting, would increase the authorized number of shares of Class A Common Stock to 93,750,000. As a result, we have substantial amounts of authorized but unissued capital stock. Our Certificate of Incorporation, as amended, and applicable provisions of Delaware law provide that we may issue authorized capital stock at the approval of our Board of Directors, and no stockholder vote or other form of stockholder approval is required for us to issue such capital stock. Consequently, we could issue shares of either class of our common stock or our preferred stock in connection with future financings or acquisitions or in conjunction with equity compensation arrangements. The offering prices in connection with those future issuances could be less than the current sales prices of our securities. Any future issuances of any of our securities could cause the trading price of our securities to decline.

We may sell additional shares in the future, which may cause existing stockholders significant dilution

         The sale of shares to fund future operations and continued clinical development of our proposed products will have a dilutive impact on our stockholders. As a result, our net income per share, if any, could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price at the time we sell additional shares, the more shares we will have to issue. If our stock price decreases, then our existing stockholders would experience greater dilution.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve risks and uncertainties. We generally use words such as "believe," "may," "could," "will," "intend," "expect," "anticipate," "plan," and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described below and elsewhere in this report. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and our future results, levels of activity, performance or achievements may not meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in our expectations, except as required by law.

                       WHERE YOU CAN FIND MORE INFORMATION

         We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the shares of Common Stock in the offering, of which this prospectus is a part. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and the shares, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement.

         Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

         The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

         You may also request a copy of our filings at no cost by writing or telephoning us at:

                         Symbollon Pharmaceuticals, Inc.
                                 37 Loring Drive
                              Framingham, MA 01702
                        Attention: Mr. Paul C. Desjourdy,
                                    President
                                 (508) 620-7676

                                 USE OF PROCEEDS

         The selling stockholder will receive of the proceeds from the sale of the shares offered for sale by them under this prospectus. We will receive none of the proceeds form the sale of the shares by the selling stockholders, except upon exercise of the warrants currently outstanding. In that case, we could receive a maximum of $410,050.

         We will bear all expenses incident to the registration of the shares of our common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling stockholders. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling stockholders.

           MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Price Range of Securities

         Our Class A Common Stock has traded on the OTC Bulletin Board under the symbol "SYMBA." There can be no assurance that we will continue to be listed on the OTC Bulletin Board. The following sets forth the high and low sales prices for the Class A Common Stock for each of the quarterly periods during fiscal 2004 and 2003, as reported by the OTC Bulletin Board.

                              Fiscal 2004                       Fiscal 2003
                              -----------                       -----------
                            High           Low                High          Low

 First quarter          $   5.00       $  0.17            $   0.51       $  0.05
 Second quarter             2.25          1.10                0.44          0.13
 Third quarter              2.45          1.01                0.45          0.22
 Fourth quarter             2.00          1.10                0.30          0.18


         There are no outstanding shares of our Class B Common Stock.

 Approximate Number of Equity Security Holders

         Based upon information supplied by our transfer agent, we believe that there were over 100 record holders of our Class A Common Stock as of April 14, 2005.

Dividends

         We have never paid a cash dividend on any class of our common stock and anticipate that for the foreseeable future any earnings will be retained for use in its business and, accordingly, does not anticipate the payment of cash dividends.

Equity Compensation Plan Information

         The following table provides information regarding the status of our existing equity compensation plans at December 31, 2004:


                      Equity Compensation Plan Information

                                  Number of securities to                                   Number of securities
                                  be issued upon exercise        Weighted average          remaining available for
                                  of outstanding options,        exercise price of       future issuance (excluding
                                    warrants and rights        outstanding options,        securities reflected in
         Plan Category                      (a)                 warrants and rights              column (a))
                                                                        (b)                          (c)
-------------------------------- --------------------------- -------------------------- ------------------------------
Equity Compensation Plans
Approved by Security Holders              747,500                      $0.56                       521,355
Equity Compensation Plans Not
Approved by Security Holders               10,000 (1)                    --                              0
                                           ------                     ------                       --------
     Total                                757,500                      $0.55                       521,355
                                          =======                      =====                       =======
-----------------------------
(1)      Symbollon granted one of its consultants a three year consulting agreement that provides for 5,000 shares of our Class A Common Stock to be issued in advance for each year of service provided under the agreement. In December 2004, we issued 5,000 shares of Class A Common
         Stock to the consultant for the first year of service.


                         DETERMINATION OF OFFERING PRICE

         The shares of Class A Common Stock are being offered for sale by the selling stockholders at prices established on the Over-the-Counter Bulletin Board during the term of this offering. These prices will fluctuate based on the demand for the shares. Our Class A Common Stock is quoted on the Over-the-Counter Bulletin Board under the symbol "SYMBA.OB."

                                                  DIVIDEND POLICY

         We have never declared or paid a cash dividend. At this time, we do not anticipate paying dividends in the future. We are under no legal or contractual obligation to declare or to pay dividends, and the timing and amount of any future cash dividends and distributions is at the discretion of our Board of Directors and will depend, among other things, on our future after-tax earnings, operations, capital requirements, borrowing capacity, financial condition and general business conditions. We plan to retain any earnings for use in the operation of our business and to fund future growth. You should not purchase any of our securities on the expectation of future dividends.

                                       SELECTED CONSOLIDATED FINANCIAL DATA

         You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The statement of operations data set forth on the following page for the years ended December 31, 2003 and 2004 and the balance sheet data as of December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected for any future period.

                                                      Years Ended
                                                      December 31,
                               -------------------------------------------------

                                        2004                        2003
                               --------------------       ----------------------

 Sales                          $         159,510          $           270,772
 Net Loss                             (2,647,108)                     (628,123)
 Net Loss Per Share                         (.53)                         (.15)

 Working Capital                          521,900                      635,881
 Total Assets                           1,114,818                    1,219,854
 Deficit                              (12,165,778)                  (9,518,670)
 Total Shareholders Equity                948,342                    1,086,159

 Total Number of Issued
   Common Shares                        6,114,761                    4,196,204


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion and analysis of our consolidated financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those presented below.

Overview

         We are a specialty pharmaceutical company. We have a formulation iodine-based proprietary technology that has potential product applications in the areas of infection control and women's healthcare. In 1995, we launched our first commercial product, IodoZyme. Through December 31, 2004, it has generated approximately $2.8 million in sales. IodoZyme is being discontinued by our marketing partner.

         Since 2000, we have concentrated our product development efforts on the proposed product application for the treatment of fibrocystic breast disease. We believe we have adequate cash reserves to continue base operations through the second quarter of 2005. If we cannot secure additional resources before existing resources are exhausted, we will have to curtail, or perhaps cease, operations.

         On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar
Pharmaceuticals. Bioaccelerate has the primary responsibility for the commerciatizaton of IoGen, and Symbollon will oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties will share in any net profits upon commercialization.

Going Concern

         The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of our company as a going concern. We had net losses of $2,647,108 and $628,123 and negative cash flows from operations of $805,108 and $539,498 for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004, we had an accumulated deficit of $12,165,778 and working capital of $521,900. These factors raise substantial doubt as to our ability to continue as a going concern.

         The application of the going concern concept is dependent upon our ability to receive continued financial support from our creditors, stockholders and external investors and securing a partner to help complete the development and commercialization of IoGen. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities in other than the normal course of operations. Management plans to obtain equity and debt financing from external investors and to actively pursue a partner to help complete the development and commercialization of IoGen.

         Management believes the plan described above will be sufficient to meet our liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to obtain the support of additional external investors to finance our operations will cause us to curtail operations and impair our ability to continue as a going concern.

Critical Accounting Policies and Estimates

         The following is a discussion of the more significant accounting policies and methods we use.

         Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions. On an on-going basis, we evaluate our estimates related to the useful lives of fixed and intangible assets. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

         Revenue recognition - The Company recognizes revenue from its product sales in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured.

         Research and Development Expenses - Research and development expenses are expensed as incurred.

         Long-lived assets - Long-lived assets, such as intangible assets and property and equipment are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

Results of Operations

         Fiscal 2004 versus Fiscal 2003

         Symbollon's net loss in fiscal 2004 was $2,647,108, reflecting an increase of $2,018,985 or 321.4% from a net loss of $628,123 in fiscal 2003. This increased loss resulted primarily from increased clinical development expenses related to the expensing of certain intangible assets acquired from Mimetix Inc. and manufacturing costs associated with the production of clinical trial materials of IoGen, variable accounting for certain stock options, and increased investor relations expenses related to our effort to raise public awareness of Symbollon, partially offset by decreased insurance expenses due to cost reduction efforts.

         Product revenues from sales of IodoZyme (our bovine teat sanitizer) decreased by $111,262 or 41.1% from $270,772 in fiscal 2003 to $159,510 in fiscal 2004. The decreased revenues resulted primarily from significantly decreased demand for IodoZyme. In March 2005, West Agro informed Symbollon that it intends to place orders for approximately $90,000 of IodoZyme during 2005 and 2006 and that it plans to discontinue selling the product after the disposition of such finished goods inventory has been sold.

         Cost of goods sold for IodoZyme decreased by $95,373 or 40.2% from $237,483 in fiscal 2003 to $142,110 in fiscal 2004. The gross profit margin on product sales decreased from 12.3% in fiscal 2003 to 10.9% in fiscal 2004. The decreased profit margin resulted primarily from decreased manufacturing capacity utilization.

         Research and development expenses increased by $1,190,363 or 425.6% from $279,683 in fiscal 2003 to $1,470,046 in fiscal 2004. The increase resulted primarily from increased clinical development expenses related to the expensing of $935,000 for clinical trial data acquired from Mimetix and manufacturing cost of approximately $161,000 associated with the production of clinical trial materials for the IoGen program. The manufacturing company that supplies the IoGen clinical trial materials has agreed to offset $100,000 of manufacturing cost for equivalent value in our private placement, $72,000 of which has been incurred through December 31, 2004. If we can secure adequate financial resources, we plan to initiate a Phase III pivotal trial for IoGen during 2005, and such activities will increase research and development expenses once initiated.

         General and administrative expenses increased by $215,903 or 55.4% from $389,506 in fiscal 2003 to $605,409 in fiscal 2004. The increase resulted primarily from increased investor relations expenses related to our effort to raise public awareness of Symbollon, partially offset by decreased insurance expenses due to cost reduction efforts and decreased cost relating to certain consulting services. We anticipate that general and administrative expenses in 2005 will remain consistent with 2004.

         As a result of our repricing of stock options in November 2003, some of our outstanding stock options are subject to variable plan accounting which requires us to measure the intrinsic value of the repriced options through the earlier of the date of exercise, cancellation or expiration at each reporting date. In January 2001, certain officers of the Company entered into Promissory Notes with the Company pursuant to an executive loan program totaling $834,560 in exchange for 462,895 shares of Class A common stock acquired through the exercise of vested stock options. The shares acquired through this loan program are subject to variable plan accounting. Operating results for fiscal 2004 include expenses of $593,749 as a result of changes in the intrinsic value of the repriced stock options, compared to none during fiscal 2003. We expect that compensation charges and credits may occur in the future based upon changes in the intrinsic value of our repriced stock options and shares acquired through the loan program.

         The Company's interest income decreased by $3,081 or 39.6% from $7,777 in fiscal 2003 to $4,696 in fiscal 2004. This decrease resulted from a decrease in available funds for investment throughout 2004.

Financial Condition, Liquidity and Capital Resources

         We have funded our activities primarily through proceeds from private and public placements of equity securities. During 1999, we sold 836,685 shares of common stock, together with warrants for a like number of shares, in a private placement, realizing net proceeds of approximately $1,356,000. During 2000, we received net proceeds of approximately $1,761,000 from the exercise of 586,910 warrants issued as part of the 1999 private placement. During 2004, we sold 1,261,692 shares of common stock, together with 630,846 warrants, in a private placement, for net proceeds of approximately $634,000 in cash and approximately $186,000 in prepaid services for manufacturing, consulting and clinical trial expenses.

         During 2004, we continued to incur operating losses and have incurred a cumulative loss through December 31, 2004 of $12,165,778. As of December 31, 2004, we had working capital of $521,900. We believe that we have the necessary liquidity and capital resources to sustain planned operations through the second quarter of 2005. Our planned operations for 2005 include manufacturing IodoZyme, manufacturing the first registration batch of clinical drug for use in the next IoGen studies and securing additional resources to sustain our operations and to complete the clinical development of IoGen. We estimate that it will cost approximately $10 million to complete the clinical development of IoGen. Until we secure additional financial resources, we will not be able to conduct any further significant clinical development of IoGen, including necessary clinical trials or animal toxicity studies that are required to submit IoGen for FDA marketing approval, on which our future is likely dependent. If we cannot secure additional resources before existing resources are exhausted, which is estimated to occur before the end of the second quarter of 2005, we will have to curtail, or perhaps cease, operations.

         The report of our independent registered public accountants on our consolidated financial statements for the years ended December 31, 2004 and 2003 contains an explanatory paragraph, which indicates that we have incurred recurring losses and have an accumulated deficit that raises substantial doubt about our ability to continue as a going concern. This report is not viewed favorably by analysts or investors and may make it more difficult for us to raise additional debt or equity financing needed to continue our operations.

         During 2005, we are committed to pay approximately $440,000 as compensation to our current executive officers and approximately $38,000 for lease payments on our facilities. We have no other material capital expenditures planned during fiscal 2005. At December 31, 2004, we had a net operating loss carryforward for federal income tax purposes of approximately $11,946,000 expiring at various dates through 2024 (from which, however, we may never receive a benefit).

                                    BUSINESS

General Background

         We are engaged in development and commercialization of proprietary iodine-based pharmaceutical agents and antimicrobials (collectively referred to as "applications"). Symbollon is a Delaware corporation incorporated in August 1993 and is the successor by merger to a Massachusetts corporation incorporated in May 1991, which was the successor by merger to an Illinois corporation, which was incorporated in July 1986. Following stockholder approval at the 2001 Annual Meeting of Stockholders, we changed our name from Symbollon Corporation to our current name.

The Company's Technology

         Iodine has been shown to be a rapid acting, broad-spectrum antimicrobial and an effective therapeutic for certain pharmaceutical applications. We have developed proprietary iodine technology that Symbollon believes maximizes the "therapeutic index" of iodine. The "therapeutic index" of a drug is the ratio of the largest safe dose to the smallest effective dose. Our technology accomplishes this by controlling the ratio of molecular iodine (I2), to the other inactive species of iodine typically present in solution. We believe that this will enable us to produce iodine-based applications having advantages over currently available products.

         Symbollon believes that our iodine-based technology has potential use in a number of product application areas. These applications can be grouped into women's healthcare and infection control.

         When used for infection control applications, we believe that the major strengths of our patented technology are the minimization of staining and color associated with traditional iodine products, broad spectrum of antimicrobial activity, rapidity of cidal activity, safe residues, no known resistance and no environmental disposal concerns. The primary weaknesses of our technologies are the inconvenience and cost of a multi-part delivery system and the potential for staining and corrosivity.

         Concerning women's healthcare, Symbollon believes that a relationship exists between iodine deficiency and the increased incidence of certain female health problems. These include some types of premenopausal breast cancer, fibrocystic breast disease and endometriosis. We believe that the underlying causation of these problems relates to the monthly ovarian cycle and the proper functioning of the gonadotropic hormones.

Bovine Teat Sanitizer Product

         During 1994, we co-developed a bovine teat sanitizer, marketed as "IodoZyme(R)", with West Agro, Inc. of Kansas City, MO ("West Agro"), a subsidiary of the Tetra Laval Group and a leading manufacturer and distributor of iodophor-based products for dairy use. In January 1995, Symbollon and West Agro signed a marketing and supply agreement covering IodoZyme, and we began shipping IodoZyme to West Agro in early 1995. Pursuant to this agreement, West Agro was granted the exclusive worldwide right to market, distribute, promote and sell IodoZyme. Under the agreement, we manufacture and supply West Agro with IodoZyme in finished product form.

         Total product sales for 2004 and 2003 from IodoZyme were $159,510 and $270,772, respectively. Our invoice terms are net 30 days. We had no orders for future delivery of IodoZyme at December 31, 2004. Net product sales by market are as follows:

                  Year ended December 31,               2004                2003
                  --------------------------------------------------------------

                  United States                  $  120,010            $ 221,588
                  United Kingdom                     39,500               49,184
                  --------------------------------------------------------------

                                                 $  159,510            $ 270,772
                  --------------------------------------------------------------

         In March 2005, West Agro informed Symbollon that it intends to place orders for approximately $90,000 of IodoZyme during 2005 and 2006 and that it plans to discontinue selling the product after the disposition of such finished goods inventory has been sold.

Product Development

         Since 2000, we have concentrated our product development work on the proposed product application for a treatment for fibrocystic breast disease. Symbollon spent approximately $1,470,000 and $280,000 on research and development during the years ended December 31, 2004 and 2003, respectively.

         Given our limited financial resources, the uncertainty of the development effort and the necessity for regulatory approval, there can be no assurance of ultimate success with respect to any product development program or that resulting products, if any, will be commercially successful. Additionally, our limited resources will require substantial support for new business initiatives from corporate partners who would ultimately introduce the products into the marketplace.

         Recent material developments in our ongoing programs are described below.

         Women's Healthcare

         We have developed an oral dosage form of our technology which generates molecular iodine in situ in the stomach of the patient. We refer to this tablet as IoGen(TM). Based on the available scientific literature, we believe that IoGen may be effective in the prevention and treatment of certain female health problems, including some types of premenopausal breast cancer, fibrocystic breast disease ("FBD") and endometriosis.

         We have chosen to pursue a treatment for moderate to severe cyclic pain and tenderness ("mastalgia") associated with FBD based on the published results covering previous independent third party testing conducted for this indication. Collectively, approximately 3,000 women afflicted with FBD have been orally administered various forms of iodine. The scientific literature includes data on over 1,500 of these women who were dosed with aqueous forms of iodine with reported clinical improvement in their symptoms occurring in 60% or greater of those women. FBD is a benign breast condition characterized by lumpiness, breast pain and tenderness. FBD affects approximately thirty-five percent of the women of childbearing age, which represents in the United States about 24 million women. It has been estimated that moderate to severe mastalgia occurs in approximately 11% of the women of childbearing age, or about 7.5 million women.

         In 1995, Symbollon discovered a proprietary method for generating molecular iodine in situ in a person's stomach. IoGen is the first formulation developed utilizing this novel technique. In 1998, we initiated human clinical trials evaluating its effectiveness for the treatment of FBD. During 2000, Symbollon completed Phase I and Phase II trials.

         The Phase I trial was structured as a single-center, open-labeled, randomized crossover study. Eighteen healthy females participated. The trial was designed to assess dose proportionality and relative bioavailability of IoGen tablets at three concentrations, 1.5 mg, 3.0 mg and 6.0 mg. These tablets were the same as used in the Phase II trials. In the Phase I study, IoGen was well tolerated at all dose levels. There were no drug-related adverse events.

         The results of the Phase I trial were based on blood and urine samples, collected over a 48-hour period following dosing. Pharmacokinetic analysis demonstrated that IoGen is dose-proportional when evaluated by either peak or mean iodine concentration in the blood samples. The results also indicated relative bioavailability among the 1.5, 3.0 and 6.0 mg IoGen tablets, as measured by the excreted iodine in urine samples and serum concentrations.

         The multi-center Phase II clinical trial treated 111 patients with moderate to severe FBD in a placebo-controlled, double-blinded, randomized study. Three drug concentrations, 1.5 mg, 3.0 mg and 6.0 mg, were dosed daily for six months, followed by a two-month observation period.

         In the Phase II trial, IoGen was well tolerated by the patients. There were also no drug-related serious adverse events. The trial results indicate that there were no dose-related increases in incidence, severity and causality of treatment-emergent adverse events or clinically significant changes in laboratory parameters or vital signs. With regard to treatment-emergent headaches, a statistically significant decrease in incidence was observed between the placebo and the IoGen groups. Headaches were reported in 7 of 17 (41%) patients in the placebo, compared to 1 of 16 (6%) patients in the 1.5-mg group, 10 of 38 (26%) patients in the 3.0-mg group and 5 of 40 (13%) patients in the 6.0-mg group (p=.033).

         We evaluated IoGen's clinical success utilizing two validated independent assessment tools. In the first tool, the physicians measured IoGen's effectiveness by analyzing the three primary endpoints of breast nodularity, pain and tenderness. The 6.0-mg group showed improvement in 21 of 27 (78%) patients for pain, 19 of 26 (73%) for tenderness and 10 of 27 (37%) for nodularity. This compares favorably to the placebo group which had observed improvement in 6 of 10 (60%) patients for pain, 3 of 10 (30%) for tenderness and 3 of 15 (20%) for nodularity.

         In the second assessment tool the patients evaluated their pain and tenderness by completing a validated, health-related quality of life questionnaire. The questionnaire was developed by the Lewin Group for women with FBD, who were treated with iodine. Its results show a correlation between increased dosing and improved quality of life symptoms for the women in the study.

         Since the completion of the Phase II trial, Symbollon has worked with the United States Food and Drug Administration ("FDA") to reach an understanding concerning the remaining information that would be necessary for Symbollon to submit as part of its New Drug Application ("NDA") covering Symbollon's request for marketing approval of IoGen for the treatment of cyclic breast pain and tenderness associated with FBD. The primary remaining activities required for the NDA include conducting two Phase III pivotal clinical trials, gathering exposure data on approximately 1,500 patients and conducting one two-year toxicity study in rodents.

         During 2003, we submitted a request for a special protocol assessment covering the structure of the proposed IoGen Phase III pivotal trials. In 2004, we finalized with FDA the structure of such pivotal trial protocol. Based on FDA's advice, we modified the criterion for measuring the primary endpoint of the IoGen pivotal trials to provide for daily patient assessment of their breast pain and tenderness. The secondary endpoint is a clinically significant reduction of the patients' nodularity as measured by the physicians' assessment. We do not plan to initiate further clinical trials for IoGen until the resources necessary to conduct the trials are secured.

         In 2001, we conducted a dose-ranging study in rodents for the purpose of determining the appropriate dose at which to conduct a two-year toxicity study in rodents. In 2002, the FDA provided its recommendation for the appropriate dose to carryforward into the two-year study. The protocol for the two-year rodent toxicity study has completed a special protocol assessment review by FDA. However, we will need additional resources to continue the development of IoGen, and until such resources are obtained, Symbollon will not initiate the two-year rodent study.

         For the last several years we have been attempting to secure the resources necessary to complete the clinical development of IoGen. Our primary focus has been to identify a corporate partner that would provide the funding required. As a result of our efforts, various medical professionals have provided insight into the likely treatment group that would be most appropriate for IoGen. We have been treating patients with IoGen who have moderate to severe mastalgia. Based on the benign nature of the condition and the pregnancy category X labeling indicated for IoGen by FDA, medical professionals have indicated that IoGen is appropriate for only severely impacted patients.

         The pregnancy category X designation means that the risk to the neonate involved in the use of the drug by pregnant women clearly outweighs any possible benefits. The pregnancy category X labeling indicated for IoGen by FDA is based on the historical medical literature. The medical literature indicates that increased maternal iodine consumption during pregnancy can cause certain serious adverse effects to the neonate. While these adverse effects occurred from pure iodine intake 30 times the 6.0 mg level of iodine contained in an IoGen tablet, the FDA has indicated that IoGen's proposed label would state that it is not appropriate for women who are or may become pregnant. However, in the medical literature adverse effects were observed in doses only twice IoGen's level of iodine when taken in combination with certain other drugs. We have not conducted any studies to ascertain whether the level of iodine contained in IoGen would pose a risk to the neonate.

         In March 2003, we filed with the FDA an Application for Orphan Drug Designation for the treatment of severe cyclic mastalgia associated with FBD. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition." The Orphan Drug Act generally defines a "rare disease or condition" as one that affects populations of fewer than 200,000 people in the United States. We received notification from the FDA that our request had been denied because the FDA believed the prevalence of severe cyclic mastaglia associated with FBD exceeds the statutory 200,000 threshold.

         As we continue our efforts to create a relationship with a corporate partner for IoGen, we are making plans to gather data to help establish a link between IoGen and breast cancer prevention. We believe such data would indicate if elevated levels of dietary iodine lead to the formulation of antiproliferative iodinated arachidonic acid derivatives in the breast tissue of fibrocystic patients. We believe that establishing this link between iodine intake and these iodolipids could provide the first concrete human data warranting the need for further clinical investigation of the possible use of IoGen as a breast cancer preventive. The uncertainty regarding the ultimate size of the market opportunity for IoGen has hampered our efforts to find a corporate partner. We believe establishing the first potential link to breast cancer prevention, and thereby, overall good breast health, would be an important value-added step for the IoGen program.

         In May 2004, we acquired certain asset from Mimetix, Inc., a privately held company, and other related parties, associated with their iodine development efforts in women's healthcare for 550,000 shares of Symbollon's Class A common stock. These assets include information on approximately 3,000 women with fibrocystic breast disease dosed with iodine, including the patient data from three clinical trials utilizing molecular iodine and the intellectual property covering their efforts, inclusive of eight issued US patents. We intend to submit the Mimetix patient data as part of our 1,500 patient exposure requirement for IoGen.

         On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar
Pharmaceuticals. Bioaccelerate has the primary responsibility for the commerciatizaton of IoGen, and Symbollon will oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties will share in any net profits upon commercialization.

         Other Potential Applications

         We believe that our technology has potential applications in the development of a variety of human healthcare and other products such as dermatology, topical anti-infectives, oral care and hygiene products, wound care applications, and as a preventive for urinary tract infection. Given our limited resources, although certain preliminary research, development and regulatory activities may be undertaken by us in some of these potential product areas, our ability to fund the development and commercialization of such applications will depend in large part on entering into product development and commercialization agreements with corporate partners. We are not currently pursuing any new applications other than IoGen. Clinical investigation of IoGen for other female health indications beyond FBD will be investigated only as resources allow.

Manufacturing and Supplies

         The development and manufacture of our products are subject to good laboratory practices ("GLP") and current good manufacturing practices ("cGMP") requirements prescribed by the FDA and to other standards prescribed by the appropriate regulatory agency in the country of use. We currently produce IodoZyme in our Framingham facility. We have limited in-house manufacturing capacity, and if we continue to perform manufacturing activities in-house, additional manufacturing space and equipment may be necessary if capacity needs increase. See "Description of Property."

         We do not presently have FDA certified facilities capable of producing quantities of human pharmaceutical products required for clinical trials or commercial production. We will need to rely on collaborators, licensees or contract manufacturers to produce such materials. There can be no assurance that we will be able to obtain an adequate supply of our product from a third party manufacturer, or that if such a supply can be obtained, that it will comply with GLP and cGMP, as applicable.

         We believe that there are adequate sources of the raw materials required for commercial production and testing purposes. We have been and expect to continue to be able to obtain all materials needed for these purposes without any significant interruption or sudden price increase, although there can be no assurance thereof.

Marketing and Distribution

         In accordance with the marketing and supply agreement signed with West Agro, West Agro is marketing and distributing IodoZyme, and has agreed to market and distribute other potential cleaners, sanitizers and disinfectants covered by the agreement to dairy farms and dairy processing plants as Symbollon's exclusive distributor. The principal market for IodoZyme is dairy farms. West Agro has indicated that it intends to stop selling IodoZyme after existing finished goods inventories are sold.

         If we are able to develop any other products, we intend to market and distribute our potential products through others having pre-established marketing and distribution networks pursuant to contractual arrangements such as joint venture, licensing, distribution or similar collaborative agreements. The principal markets for the potential pharmaceutical and healthcare products include hospitals, medical offices, dental offices, dialysis centers, outpatient clinics and nursing homes.

Government Regulation

         Our research and development activities and the production and marketing of our current and proposed products are subject to regulation by numerous governmental authorities in the United States and comparable state agencies. Foreign governments also regulate the development, production and marketing of products in their countries. The development, manufacturing and marketing of human pharmaceuticals are subject to regulation in the United States for safety and efficacy by the FDA in accordance with the Federal Food, Drug and Cosmetic Act. There can be no assurances that regulatory approvals or clearances will be obtained for any applications of our technology once developed, that if granted they will not be withdrawn or that other regulatory action might not have an adverse impact on the ability to market our proposed products.

         In the United States, human pharmaceuticals are subject to rigorous FDA regulation including preclinical and clinical testing, The process of completing clinical trials and obtaining FDA approvals for a new drug is likely to take a number of years, requires the expenditure of substantial resources and is often subject to unanticipated delays. There can be no assurance that any proposed product will receive such approval on a timely basis, if at all.

         The steps required before new products for use in humans may be marketed in the United States include (i) preclinical trials, (ii) submission to the FDA of an Investigational New Drug ("IND") application, which must be approved before human clinical trials commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) submission of a New Drug Application ("NDA") for a new drug to the FDA and (v) FDA approval of the NDA prior to any commercial sale or shipment of the product.

         Preclinical tests include laboratory evaluation of product formulation, as well as animal studies (if an appropriate animal model is available) to assess the potential safety and efficacy of the product. Formulations must be manufactured according to cGMP and preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding GLP. The results of the preclinical tests are submitted to the FDA as part of an IND application and are reviewed by the FDA prior to the commencement of human clinical trials. There can be no assurance that submission of an IND application will result in FDA authorization to commence clinical trials. Clinical trials involve the administration of the investigational new drug to healthy volunteers and to patients under the supervision of a qualified principal investigator.

         Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, the investigational new drug usually is administered to healthy human subjects and is tested for safety, dosage, tolerance, absorption, distribution, metabolism, excretion and pharmacokinetics. Phase II involves studies in a limited patient population to
(i) determine the efficacy of the investigational new drug for specific indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. When an investigational new drug is found to be effective and to have an acceptable safety profile in Phase II evaluation, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of our proposed products subject to such testing. Furthermore, we or the FDA may suspend clinical trials at any time if the participants are being exposed to an unacceptable health risk. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, or require post-marketing testing and surveillance to monitor the safety of our proposed products.

         All data obtained from development programs are submitted as an NDA to the FDA and the corresponding agencies in other countries for review and approval. FDA approval of the NDA is required before marketing may begin in the United States. Although the FDA's policy is to review priority applications within 180 days of their filing, in practice longer times may be required. The FDA frequently requests that additional information be submitted, requiring significant additional review time. Essentially, all our proposed products will be subject to demanding and time-consuming NDA or similar approval procedures in the countries where we intend to market our proposed products. These regulations define not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the proposed product, quality assurance, packaging, storage, documentation and record keeping, labeling and advertising and marketing procedures. Effective commercialization also requires inclusion of our proposed products in national, state, provincial or institutional formularies or cost reimbursement systems.

         In addition to regulations enforced by the FDA, we also are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. Our research and development involves the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources.

         In both domestic and foreign markets, our ability to commercialize our proposed product candidates will depend, in part, on the availability of reimbursement from third-party payers, such as government health administration authorities, private health insurers and other organizations. Third-party payers are increasingly challenging the price and cost-effectiveness of medical products. There can be no assurance that Symbollon-developed products will be considered cost effective. Significant uncertainty exists as to the reimbursement status of newly-approved medical products. Government and other third-party payers are increasingly attempting to contain medical costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. There can be no assurance that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for realization of an appropriate return on our investment in developing new therapies. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of our proposed therapeutic products, the market acceptance of these products would be adversely affected.

         There have been a number of federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the medical care system of the United States. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payers for medical goods and services may take in response to any medical reform proposals or legislation. We cannot predict the effect medical reforms may have on our business, and no assurance can be given that any such reforms will not have a material adverse effect on us.

         IodoZyme, the bovine teat dip manufactured by us, is subject to regulation by the FDA as an animal drug. Although a lengthy new animal drug application ("NADA") approval process is generally required prior to marketing an animal drug, under regulatory discretion afforded by the FDA, the agency does not currently require manufacturers of bovine teat sanitizers to undergo this process. The only current FDA requirements applicable to teat treatment manufacturers are compliance with the FDA's labeling, establishment registration, drug listing, and manufacturing requirements. We believe that we are in compliance with the current FDA requirements applicable to teat treatment manufacturers. However, in February 1993, the FDA issued draft guidelines setting forth the types of data necessary to demonstrate that a teat treatment is safe for the cow, effective and fulfills human food safety, manufacturing and environmental requirements. Testing of IodoZyme was not conducted in accordance with such guidelines. Future required compliance with these guidelines or other FDA requirements which may be adopted, the probability or scope of which cannot currently be ascertained by us, would have a significant adverse effect on the marketing of IodoZyme and, if a market for IodoZyme otherwise exists, on our results of operations. As disclosed above, West Agro has indicated that it intends to stop selling IodoZyme after existing finished goods inventories are sold.

Patents and Proprietary Rights

         We consider patent protection of our iodine technology to be critical to our business prospects. We currently hold twenty-five patents in the United States relating to our technology. In addition, we hold patents and have filed a number of patent applications relating to our technology in foreign countries.


                                          Listing of United States Patents


   Patent Number             Title                                                                   Issue Date
   -------------             -----                                                                   ----------
   4,816,255     "Treatment of Iodine Deficiency Breast Syndrome"                                  March 28, 1989

   4,937,072     "In Situ Sporicidal Disinfectant"                                                 June 26, 1990

   4,996,146     "Rapid Sterilization Enzymatic Process with Persistence"                        February 26, 1991

   5,055,287     "Methods to Control Color During Disinfecting Peroxidase Reactions"              October 8, 1991

   5,171,582     "Treatment of Iodine Deficiency Diseases"                                       December 15, 1992

   5,227,161     "Method to Clean and  Disinfect  Pathogens  on the  Epidermis  by Applying a      July 13, 1993
                 Composition Containing Peroxidase, Iodide Compound and Surfactant"

   5,250,304     "Treatment of Iodine Deficiency Diseases"                                        October 5, 1993

   5,370,815     "Viscous Epidermal Cleaner and Disinfectant"                                     December 6, 1994

   5,389,385     "Treatment of Iodine Deficiency Diseases"                                       February 14, 1995

   5,419,902     "Method for Inactivating Pathogens"                                                May 30, 1995

   5,589,198     "Treatment of Iodine Deficiency Diseases"                                       December 31, 1996

   5,629,024     "Method of Forming an Iodine Based Germicide Composition"                          May 13, 1997

   5,639,481     "Method for the Therapeutic Treatment of a Mammalian Eye"                         June 17, 1997

   5,648,075     "Iodine Based Germicidal Composition"                                             July 15, 1997

   5,772,971     "Iodine-Based Microbial Decontamination System"                                   June 30, 1998

   5,849,291     "Ophthalmic Non-Irritating Iodine Medicament"                                   December 15, 1998

   5,885,592     "Method & Pharmaceutical  Compositions for Oral  Administration of Molecular      March 23, 1999
                 Iodine"

   5,910,318     "Treatment of Iodine Deficiency Diseases"                                          June 8, 1999

   5,955,101     "Dry Starch-Iodine Pharmaceutical Formulations"                                 September 21, 1999

   5,962,029     "Iodine Germicides that Continuously Generate Free Molecular Iodine"             November 5, 1999

   6,019,970     "Treatment of Iodine Deficiency Diseases"                                        February 1, 2000

   Re 36,605     "Reissue of 08/963,900 Method to Clean and Disinfect Pathogens"                   March 7, 2000

   6,248,335     "Stabilized Oral Pharmaceutical Composition Containing Iodide and Iodate"         June 19, 2001

   6,261,577     "Non-Staining Topical Iodine Composition"                                         July 17, 2001

   6,432,426     "Non-Staining Topical Iodine Composition and Method"                             August 13, 2002


         Much of the know-how of importance to our technology and many of our processes are dependent upon the knowledge, experience and skills, which are not patentable, of key scientific and technical personnel. To protect our rights to and to maintain the confidentiality of trade secrets and proprietary information, we require employees, Scientific Advisory Board members, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. These agreements prohibit the disclosure of confidential information to anyone outside us and require disclosure and assignment to us of ideas, developments, discoveries and inventions made by such employees, advisors, consultants and collaborators while engaged by us. There can be no assurance, however, that these agreements will not be breached or that our trade secrets or proprietary information will not otherwise become known or developed independently by others. Also, to the extent that consultants or other third parties apply technological information independently developed by them or by others to our projects, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. We are required to pay royalties to a co-inventor on certain patents relating to our technology based on revenues received by us from sales of products falling within the scope of such patents.

Competition

         Our proposed products and products incorporating our proposed products would compete with many other applications currently on the market. In addition, we are aware of other companies engaged in research and development of other novel approaches to applications in some or all of the markets identified by us as potential fields of application for our products. Many of our present and potential competitors have substantially greater financial and other resources and larger research and development staffs than we have. Many of these companies also have extensive experience in testing and applying for regulatory approvals. In addition, colleges, universities, government agencies, and public and private research organizations conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed, some of which may be directly competitive with our applications.

         We are aware of a few companies that are or plan to develop drugs to treat FBD. Ascend Therapeutics, Herndon, Virginia, has completed phase II clinical trials using a selective estrogen receptor modulator to treat breast pain. FemmePharma, Inc., Wayne, Pennsylvania, is in preclinical testing evaluating a treatment for FBD. One other company, Mimetix Inc., has conducted human clinical trials in the United States and Canada utilizing an iodine-based compound for the treatment of FBD. We have purchased all of Mimetix's assets, including their patient data and intellectual property, related to their iodine-based compound for the treatment of FBD. If any company receives marketing approval for its drug compound before we do, it could adversely affect our ability to receive marketing approval, or if approved, our ability to sell our product.

         The bovine teat sanitizer market is currently dominated by iodophor products, which generally compete on the basis of price and the ratio of microbial killing power to total iodine. We believe that IodoZyme competes on the basis of its superior convenience and high ratio of killing power to total iodine. Additionally, IodoZyme, manufactured by us and sold by West Agro, competes directly with products currently being manufactured and sold by West Agro. As disclosed above, West Agro has indicated that it intends to stop selling IodoZyme after existing finished goods inventories are sold.

Employees

         As of December 31, 2004, we had two employees, both of whom are full-time. We have relationships with and from time to time engage the services of university professors and other qualified consultants to assist us in technological research and development. None of our employees are currently represented by a labor union. Management considers its employee relations to be good. We believe that our future success is dependent to a significant degree on our being able to continue to attract and retain skilled personnel.

                             DESCRIPTION OF PROPERTY

         We lease approximately 5,400 square feet of office, research and development and manufacturing space in Framingham, Massachusetts for a current base annual rental of approximately $38,000 increasing $0.25 per square foot each year effective September 1. The lease expires on August 31, 2007. As of December 31, 2004, future minimum payments under our non-cancellable operating lease total $105,000. We believe that this space is suitable and adequate for our current needs; however, because the existing space has limited in-house manufacturing capacity, additional manufacturing space may be necessary if product volumes increase.

                                LEGAL PROCEEDINGS

         We are not currently involved in any material legal proceedings, although claims may arise from time to time in the conduct of our operations. There can be no assurance at this time that any claims that may arise in connection with the conduct of our business will not materially adversely affect our business or operations, or divert our critical resources.

                                   MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

         Our executive officers and directors and their ages as of the date of this prospectus are as follow:

      Name                      Age               Position with the Company

     Jack H. Kessler, Ph.D.     54            Chief Executive Officer, Chief
                                              Scientific Officer, Secretary and
                                              Chairman of the Board of Directors

     Paul C. Desjourdy          43           President, Chief Operating Officer,
                                              Chief Financial Officer, General
                                              Counsel, Treasurer and Director

     James C. Richards          57            Director

     Eugene Lieberstein         66            Director

     Richard F. Maradie         57            Director

Biographies of executive officers and directors

         Jack H. Kessler, Ph.D., Chairman of the Board of Directors, Chief Executive Officer, Chief Scientific Officer and Secretary. Dr. Kessler is our founder and has served as Chief Executive Officer since December 1999, as Chief Scientific Officer, Secretary, and a director since we moved to Massachusetts in May 1991, and as Chairman of the Board of Directors since May 1996. Dr. Kessler held the title of Executive Vice-President of Symbollon from May 1991 to December 1999, and from our formation in Illinois in 1986 until 1991 Dr. Kessler was our sole stockholder and served as our sole officer and director. From January 1990 until May 1991, he served as principal systems engineer for Kollsman Manufacturing Company, a diagnostic instrument design and manufacturing company.

         Paul C. Desjourdy, President, Chief Operating Officer, Chief Financial Officer, General Counsel, Treasurer and Director. Mr. Desjourdy has served as President, Chief Operating Officer and General Counsel since December 1999, as Chief Financial Officer since July 1996, as Treasurer from May 1994, and as a director since August 1996. He held the titles of Executive Vice President from July 1996 to December 1999, and Vice-President - Finance and Administration of Symbollon from September 1993 to June 1996. From September 1989 to September 1993, Mr. Desjourdy, a certified public accountant, was an attorney at the law firm of Choate Hall & Stewart.

         James C. Richards, Director. Mr. Richards has been our director since 1991. Currently, and since October 2000, Mr. Richards has been the President, Chief Executive Officer and a director of EdgeLight BioScience, Inc., a privately held company specializing in waveguide technologies. Dr. Richards was the President, Chief Executive Officer and a director of IntelliGene, Inc., a privately held company specializing in DNA probe technologies, from October 1995 to September 2000. Dr. Richards was the President and Chief Executive Officer of Symbollon from May 1991 to September 1995 and Treasurer of Symbollon from May 1991 to May 1994. Dr. Richards was the Managing Director and principal stockholder of Carlton Bio Venture Partners, a consulting firm specializing in financing and acquisition of healthcare, medical products and biotechnology companies from 1990 to 1991. Prior to that, Dr. Richards was the Director of business planning and development for Gene-Trak Systems, a joint venture originally between AMOCO Corporation and Integrated Genetics, Inc., engaged in developing diagnostic test devices using DNA probes for the healthcare and food industries, from 1986 to 1990.

         Eugene Lieberstein, Director. Mr. Lieberstein has been our director since 1998. Mr. Lieberstein is a law partner at the law firm of Anderson Kill & Olick, P.C. specializing in patent procurement and litigation (Mr. Lieberstein and his firm serve as patent counsel for Symbollon) since March 2000. Mr. Lieberstein was a law partner at the law firm of Wyatt, Gerber, Meller and O'Rourke specializing in patent procurement and litigation (Mr. Lieberstein and his firm served as patent counsel for Symbollon) from 1993 to March 2000. Prior to that, Mr. Lieberstein was the patent Counsel for Union Carbide Corporation from 1970 to 1993.

         Richard F. Maradie, Director. Mr. Maradie has been our director since 1998. Mr. Maradie has been retired since September 2000. Mr. Maradie was the Senior Vice President of Commercial Development of Oakwood Laboratories, a private biopharmaceutical company developing drug delivery technologies, from April 1998 to September 2000. Mr. Maradie was the President, Chief Executive Officer and a director of Novavax, Inc., a public biopharmaceutical company developing topical and oral drug delivery technologies, from March 1997 to August 1998. Mr. Maradie was the President, Chief Executive Officer and a director of Protyde Pharmaceuticals, Inc., a private biopharmaceutical company developing products for the diagnosis and treatment of cancer, from 1994 to 1997. Mr. Maradie was the Executive Vice President and Chief Operating Officer of Platelet Research Products, Inc., a private biopharmaceutical company developing therapeutic products derived from blood platelets, from to 1991 to 1994. Mr. Maradie was the President, Chief Operating Officer and a director of VimRx Pharmaceuticals, Inc., a public pharmaceutical company developing therapeutics based on natural products, from 1988 to 1991.

Number and Election of Directors

         Pursuant to our Certificate of Incorporation, as amended, our Board of Directors, which currently consists of five members, is divided into three classes, designated Class I, Class II and Class III, each serving staggered three-year terms. The terms of the Class I (consisting of Mr. Desjourdy and Mr. Lieberstein), Class II (consisting of Dr. Richards and Mr. Maradie) and Class III (consisting of Dr. Kessler) directors will expire at the 2006, 2007 and 2005 Annual Meetings of Stockholders, respectively.

General Information Concerning the Board of Directors and its Committees

                  Our Board of Directors currently has three committees, the Executive, Compensation and Audit Committee.

     Executive Committee. The Executive Committee exercises all the powers and authority of the Board of Directors in the management and affairs of Symbollon between meetings of the Board of Directors, to the extent permitted by law. The current members of the Executive Committee are Messrs. Kessler (Chairman), Desjourdy and Richards.

         Audit Committee. The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to shareholders and others, the system of internal control which management has established, our process for monitoring compliance with laws and regulations, the independence of the outside auditors and the audit process. It is the general responsibility of the Audit Committee to advise and make recommendations to the Board of Directors in all matters regarding our accounting methods and internal control procedures. Specific duties of the Audit Committee are set forth in its charter. The current members of the Audit Committee are Messrs. Richards (Chairman), Maradie and Lieberstein. Two members of the Audit Committee, Messrs. Richards and Maradie, are "independent" under the current NASDAQ stock market listing standards and SEC rules for audit committee member independence. We do not have an audit committee financial expert serving on the audit committee because the Board of Directors believes that the current composition of the committee is adequate to fulfill its oversight responsibilities in light of the simplicity of our financial statements and accounting procedures.

         Compensation Committee. The Compensation Committee reviews and recommends to the Board of Directors remuneration arrangements and compensation plans for our executives. The current members of the Committee are Messrs. Kessler (Chairman), Maradie and Lieberstein.

There are no family relationships among any of our directors, officers or key employees.

                             EXECUTIVE COMPENSATION

         The following tables set forth certain information relating to compensation paid by us for each of our last three completed fiscal years to our executive officers whose annual compensation exceeded $100,000 for the last completed fiscal year (the "Named Executive Officers"). Only those columns which call for information applicable to us or the Named Executive Officers for the periods indicated have been included in such tables.


                           Summary Compensation Table

                                                          Annual             Long Term
                                                       Compensation         Compensation
                                                                             Securities
                                                                            Underlying               All Other
       Name and Principal Position           Year       Salary ($)        Options/SARs (#)      Compensation ($) (1)
       ---------------------------           ----       ----------        ----------------      --------------------

Jack H. Kessler                              2004        $220,000
   Chief Executive Officer, Chief            2003        $225,000             300,000                  $ 693
   Scientific Officer and Secretary          2002        $225,000                                      $ 924

Paul C. Desjourdy                            2004        $220,000
   President, Chief Operating Officer,       2003        $215,000             300,000                  $ 333
   Chief Financial Officer and Treasurer     2002        $215,000                                      $ 444
--------------------------
(1)      For each year includes premiums paid on term life insurance on behalf of the Named Executive Officers in the following amounts: Dr. Kessler:
         $924 for 2002 and $693 for 2003; and Mr. Desjourdy: $444 for 2002 and
         $333 for 2003.


Option/SAR Grants in Last Fiscal Year

         There were no options granted during the last fiscal year to the Named Executive Officers of the Company.

Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

         The following table set forth certain information with respect to the number of unexercised stock options and SARs held by each Named Executive Officer on December 31, 2004, and the value of the unexercised in-the-money options and SARs at that date.


              Aggregated Options/SAR Exercises in Last Fiscal Year
                      and Fiscal Year-End Option/SAR Values

                                                         Number of Securities Underlying      Value of Unexercised
                              Shares          Value        Unexercised Option/SARs at       In-The-Money Option/SARs
          Name              Acquired On     Realized             Fiscal Year-End           at Fiscal Year-End ($) (1)
                           Exercise (#)        ($)
------------------------- ---------------- ------------ ---------------------------------- ---------------------------
                                                        (#)Exercisable   (#)Unexercisable  Exercisable  Unexercisable
                                                        --------------    ---------------  -----------  -------------
    Jack H. Kessler             -0-            -0-          200,000          100,000        $285,000      $142,500
   Paul C. Desjourdy            -0-            -0-          200,000          100,000        $285,000      $142,500
-----------------------------
(1)      The value of unexercised in-the-money option/SARs at December 31, 2004, was determined by multiplying the difference between the fair market value (the closing sales price) of the Common Stock at the close of business on December 31, 2004 ($1.70 per share) and the option/SAR exercise price, by the number of option/SARs outstanding at that date.


Director Compensation

         Upon Board of Directors' approval in May 1998, we no longer provides cash compensation to directors for attendance at board or committee meetings. Each non-employee director is entitled to receive on January 1st of each year an option (the "Annual Options") to purchase 2,500 shares of Common Stock at the then fair market value under our 1995 Non-Employee Directors' Stock Option Plan. The Annual Options may only be exercised with respect to vested shares. One-half of the shares subject to such options vest on the first anniversary of the date of grant and the balance vest on the second anniversary of the date of grant. All directors will be reimbursed for ordinary and necessary travel expenses incurred in attendance at each board or committee meeting.

         On May 19, 2004, the three non-employee directors were each granted an option to purchase 25,000 shares of Common Stock at the then fair market value of the Common Stock, $1.65 per share, under our 1993 Stock Option Plan. The options may only be exercised with respect to vested shares. One-half of the shares subject to such options vest on the first anniversary of the date of grant and the balance vest on the second anniversary of the date of grant.

Employment Agreements

         On December 14, 1999, we entered into new employment agreements with Dr. Jack H. Kessler, our Chairman of the Board of Directors, Chief Executive Officer and Chief Scientific Officer and with Mr. Paul C. Desjourdy, our President, Chief Operating Officer, General Counsel, Chief Financial Officer and a director. Both agreements expire in December 2005. In 2005, Dr. Kessler and Mr. Desjourdy will each receive salaries of $220,000 per annum. The employment agreements provide for inflationary salary adjustments, and such compensation may be incrementally increased and bonuses may be given upon the approval of our Board of Directors. Both Executive Officers have agreed to devote their full time and best efforts to fulfill their duties and responsibilities to Symbollon. They will be entitled to participate in employee benefit plans.

         We have the right to terminate the agreements for Cause (as defined therein) or as a result of the Executive Officers' death or Permanent Disability (as defined therein). The Executive Officers have the right to terminate their agreements on account of their Constructive Discharge (as defined therein). Except in the case of termination for Cause, upon early termination of their agreements, the Executive Officers shall be entitled to receive their salaries plus fringe benefits for a period of 18 months from the date of termination and any bonuses prorated through the date of termination.

         Both Executive Officers have agreed not to disclose to anyone our confidential information during the term of their employment or thereafter and will not compete with us utilizing our proprietary information, know-how or trade secrets during the term of their employment or thereafter. All work, research and results thereof, including, without limitation, inventions, processes or formulae made, conceived or developed by the Executive Officers during the term of employment which are related to the business, research, and development work or field of operation of Symbollon shall be our property.

         Dr. Kessler is a principal stockholder, officer and director of a company which has rights to use technology that he developed pertaining to contact lens disinfection. This technology, which is similar to our technology, is not expected to be assigned to us. As a result, use of our technology in the area of contact lens disinfection may require the prior consent of such other company or the then owner of such rights.

         For information on our executive loan program for stock option exercise, see "Certain Transactions" below.

Limitations on Officer and Director Liability

         Our Charter provides that members of our Board of Directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

       - for any breach of the director's duty of loyalty to the corporation or its stockholders; - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
       - under  Section  174  of  the  General   Corporation  Law  of  the
         State of Delaware (relating to distributions by insolvent corporations); or
       - for any transaction from which the director derived an improper personal benefit.

         Our Charter also provides that if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of members of our Board of Directors will be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

         Our Charter and By-laws also provide that we may indemnify our directors and officers to the fullest extent permitted by Delaware law. A right of indemnification shall continue as to a person who has ceased to be a director or officer and will inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by our Charter and By-laws will not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by our Charter, By-laws, by any agreement, by vote of our stockholders, by resolution of our directors, by provision of law or otherwise.

         We have entered into an indemnification agreement with our directors and officers. Such agreement provides that we will indemnify the them to the fullest extent permitted by applicable law against expenses, including reasonable attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any civil or criminal action or administrative proceeding arising out of their performance of their duties as our directors or officers other than an action initiated by them. Such indemnification is available if the officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

         Under such indemnification agreement, the entitlement of a director or officer to indemnification is determined by a majority vote of a quorum of disinterested directors, or if such quorum either is not obtainable or so directs, by independent counsel or by the stockholders or us, as determined by such quorum of disinterested directors. Under certain circumstances, a party to the indemnification agreement is conclusively presumed to have met the applicable statutory standard of conduct unless our Board of Directors, stockholders or independent legal counsel determine that the relevant standard has not been met. If we have a change of control, the entitlement of such director or officer to indemnification is determined by independent counsel selected by such director or officer, unless such director or officer requests that either the Board of Directors or the stockholders make such determination.

         We have also secured directors' and officers' liability insurance on behalf of our directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons in accordance with the provisions contained in our Charter and By-laws, Delaware law or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will follow the court's determination.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On September 1, 2004, Symbollon sold in a private placement to accredited investors 1,261,692 shares of Class A Common Stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services for manufacturing, consulting and clinical trial expenses. Messrs. Richards, Kessler and Desjourdy each invested $40,000 and Mr. Lieberstein invested $7,000 as part of the private placement on the same terms and conditions as the third party investors.

         During 2004 and 2003, we paid an aggregate of approximately $2,000 and $99,000, respectively, for legal services to Eugene Lieberstein or Anderson Kill & Olick, P.C., of which law firm he was a partner.

         We exchange office space for services with a company owned by the spouse and in-law of one of our officers and directors, Mr. Desjourdy. Mr. Desjourdy is also a director in the other company. The estimated annual value for 2004 and 2003 of the relationship is $9,600 for each year.

         In May 2000, the Board of Directors approved an executive loan program pursuant to which our executives could borrow from us up to $500,000 each for the purpose of exercising stock options. Under the program, any borrowings would be evidenced by a promissory note bearing interest at the applicable federal rate and secured by the underlying shares purchased. In the event the executive's employment with us is terminated prior to December 31, 2005, and the market value of the pledged shares on the date of such termination is less than the principal and accrued but unpaid interest under the note at such time, then our sole recourse for payment of the note would be the pledged shares.

         In January 2001, Messrs. Kessler and Desjourdy exercised options to purchase 211,281 and 251,614 shares of Common Stock, respectively, pursuant to our executive loan program. The principal amounts of the promissory notes for Messrs. Kessler and Desjourdy were $385,645 and $448,915, respectively. For information concerning employment agreements with and options granted to or held by our officers, see "Executive Compensation".

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of April 15, 2005 for (i) each of the our directors, (ii) each of the Named Executive Officers (as defined in "Executive Compensation"), (iii) all our directors and executive officers as a group and (iv) each person known by us to own beneficially 5% or more of the outstanding shares of Common Stock:



                                                                      Shares of Common Stock        Percent of
       Name and Address of Beneficial Owner (1)                         Beneficially Owned           Class (2)
       ----------------------------------------                       ----------------------        ----------

       Dr. Jack H. Kessler (3)(4)                                                         726,514          11.5%
       Paul C. Desjourdy (3)(5)                                                           596,814           9.4%
       Richard M. Lilly (6)                                                               497,106           8.1%
       Richard P. Morgenstern (7)                                                         347,992           5.7%
       Dr. James C. Richards (3)(8)                                                       242,451           3.9%
       Eugene Lieberstein (3)(9)                                                           98,426           1.6%
       Richard F. Maradie (3)(10)                                                          36,250              *
       All Executive Officers
       and Directors as a Group (5 persons) (11)                                        1,700,455          25.3%
--------------------------------------------

* Less than 1% of the Common Stock outstanding.
(1) All shares are beneficially owned and sole voting and investment power is held by the persons named, except as otherwise noted.
(2) Based upon 6,114,761 shares of Common Stock but also reflecting as outstanding, with respect to the relevant beneficial owner, the shares which that beneficial owner could acquire upon exercise of options exercisable within 60 days.
(3) The address of Directors Kessler, Richards, Desjourdy, Maradie and Lieberstein is c/o Symbollon Pharmaceuticals, Inc., 37 Loring Drive, Framingham, MA 01702.
(4) Includes 1,100 shares owned by his minor child and currently exercisable options and warrants to purchase 230,000 shares of Common Stock.
(5) Includes currently exercisable options and warrants to purchase 230,000 shares of Common Stock. (6) Includes 13,000 shares owned by his minor children and 5,500 shares owned by his wife and currently exercisable warrants to purchase 31,346 shares of Common Stock, which Mr. Lilly may be considered to beneficially own, and to have shared investment and voting power with respect to. The address of Mr. Lilly is 11300 Sundance Lane, Boca Raton, FL 33428.
(7) Includes 60,000 shares owned by Pure Holdings, L.P., 10,000 shares owned by Star Investments, L.P. and 157,992 shares held by Mr. Morgenstern as custodian for his children. The address of Mr. Morgenstern is c/o Paul Goodnough, 543 Country Club Drive, Wood Ranch, CA 93065.
(8) Includes currently exercisable options and warrants to purchase 63,750 shares of Common Stock. (9) Includes currently exercisable options and warrants to purchase 43,942 shares of Common Stock. (10) Includes currently exercisable options to purchase 36,250 shares of Common Stock. (11) Includes currently exercisable options and warrants to purchase 603,942 shares of Common Stock held by executive officers and directors as a group.

                              SELLING STOCKHOLDERS

            This prospectus covers offers and sales by the selling stockholders of the shares of our common stock, including shares issuable upon exercise of warrants, issued in our 2004 private placement, in our acquisition of the Mimetix assets and in certain consulting relationships.

            The table below lists the selling stockholders, shows the shares of common stock beneficially owned by each of the selling stockholders as of April 15, 2005 and the shares offered for resale by each of the selling stockholders. Beneficial ownership includes shares which the selling stockholders can acquire upon exercise of the warrants (all of which are currently exercisable) or of options exercisable currently or within 60 days after April 15, 2005. Our registration of these shares does not necessarily mean that any selling stockholder will sell all or any of its shares of common stock. The "Beneficial Ownership After Offering" columns in the table assume that all shares covered by this prospectus will be sold by the selling stockholders and that no additional shares of common stock are bought or sold by any selling stockholder. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or other material relationships with us.

            The information provided in the table below is from the selling stockholders, reports furnished to us under rules of the SEC, and our stock ownership records.


                                                                                                         Beneficial
                                            Beneficial Ownership Prior to Offering                    Ownership After
                                                                                                          Offering
                                       -------------------------------------------------            ---------------------
                                                                                         Total #
                                                      Shares        Total     % of       of
                                                    Underlying     Shares     Total      Shares
     Name of Selling Stockholder       Shares (1)    Warrants     Ownership    Shares     Offered     Shares       %
-------------------------------------- ------------ ------------ ------------ ---------- ---------- ----------- ---------
Richard M. & Tina D. Lilly (2)             465,760       31,346      497,106       8.1%     94,038     403,068      6.6%
Debra Lynn Eskin                            25,000          -0-       25,000          *     20,000       5,000         *
943038 Ontario, Inc.                        20,000          -0-       20,000          *     20,000         -0-         *
Axiom Venture Partners, L.P.               131,723          -0-      131,723       2.2%    131,723         -0-         *
Mimetix, Inc.                               30,997          -0-       30,997       1.0%     30,997         -0-         *
Mimetix Pharmaceuticals, Inc.               67,129          -0-       67,129       1.1%     67,129         -0-         *
Robert M. Adams                                674          -0-          674          *        674         -0-         *
Raymond M. Allard                            2,696          -0-        2,696          *      2,696         -0-         *
The Arthur S. Goldman IRA                      674          -0-          674          *        674         -0-         *
Arthur Steinberg IRA                           674          -0-          674          *        674         -0-         *
Gaston W. Barrett                              674          -0-          674          *        674         -0-         *
Donald T. & Sandra Epstein                     674          -0-          674          *        674         -0-         *
The Elba Palomares, M.D. IRA                   674          -0-          674          *        674         -0-         *
Michael Gironta                                674          -0-          674          *        674         -0-         *
John D. Goldberg                               674          -0-          674          *        674         -0-         *
Charles A. Goldstein                           674          -0-          674          *        674         -0-         *
Charles L. & Donna Greenberg                   674          -0-          674          *        674         -0-         *
Harvey Insler IRA Rollover                     674          -0-          674          *        674         -0-         *
Amy Hest                                       674          -0-          674          *        674         -0-         *
Helix Investments (Canada) Inc.            110,562          -0-      110,562       1.8%    110,562         -0-         *
Phidippides Inv. Inc.                          934          -0-          934          *        934         -0-         *
Ganesha Inv. Inc.                              934          -0-          934          *        934         -0-         *
Golden Mean Inc.                               621          -0-          621          *        621         -0-         *
May Cunerty                                    187          -0-          187          *        187         -0-         *
James C. Gale & Judith Haselton              1,348          -0-        1,348          *      1,348         -0-         *
The James P. Thomas, Sr. IRA                   674          -0-          674          *        674         -0-         *
Jerome & Peggy S. Shulman                    1,348          -0-        1,348          *      1,348         -0-         *
The John Latshaw Trust (1/22/93)               674          -0-          674          *        674         -0-         *
Hoseph & Catherine Pistilli                    674          -0-          674          *        674         -0-         *
Edward A. Kerbs                                674          -0-          674          *        674         -0-         *
The Lawrence Maltin, M.D. P.C.                 674          -0-          674          *        674         -0-         *
Harold B. Lopschutz                            674          -0-          674          *        674         -0-         *
The Louis Gleckel, M.D.                      2,022          -0-        2,022          *      2,022         -0-         *
Joseph O. Manzi                              2,696          -0-        2,696          *      2,696         -0-         *
Mark & Jean Cohen                              674          -0-          674          *        674         -0-         *
The Mary A. Stein Trust (1/14/91)              674          -0-          674          *        674         -0-         *
Melvin & Joan Levinson                         674          -0-          674          *        674         -0-         *


                                       37

Robert B. Nadeau, Jr.                          674          -0-          674          *        674         -0-         *
Neil & Martin E. Rosenfeld                     674          -0-          674          *        674         -0-         *
A. Thomas Nicholl                              674          -0-          674          *        674         -0-         *
Northlea Partners Ltd.                         674          -0-          674          *        674         -0-         *
The Parsons & Ouverson, P.A.                   674          -0-          674          *        674         -0-         *
Patheon Inc.                                85,056          -0-       85,056       1.4%     85,056         -0-         *
Iris Pinsky                                    674          -0-          674          *        674         -0-         *
B. Michael Pisani                              674          -0-          674          *        674         -0-         *
Edward L. Proctor                              674          -0-          674          *        674         -0-         *
Richard & Eloise Johnston Revocable
Family Trust (4/2/97)                          674          -0-          674          *        674         -0-         *
Richard A. Fox Trust (1/7/94)                  674          -0-          674          *        674         -0-         *
The Robert Gay, M.D., SEP IRA                  674          -0-          674          *        674         -0-         *
David Earl Robinson                            674          -0-          674          *        674         -0-         *
Samuel & Ethel Lipschutz Revocable
Living Trust (5/11/93)                       1,348          -0-        1,348          *      1,348         -0-         *
Frank J. Schulthesis                           674          -0-          674          *        674         -0-         *
M.B. Seretean                                  674          -0-          674          *        674         -0-         *
Simon Family Associates                        674          -0-          674          *        674         -0-         *
Mary Ann Stein                                 674          -0-          674          *        674         -0-         *
The Sue Goldstein IRA                          674          -0-          674          *        674         -0-         *
Teckman Revocable Trust (2/3/95)             1,348          -0-        1,348          *      1,348         -0-         *
Craig A. Vanderburg                            674          -0-          674          *        674         -0-         *
Marvin A. Welsch                               674          -0-          674          *        674         -0-         *
Sanofi-Synthelabo Inc.                      14,419          -0-       14,419          *     14,419         -0-         *
Glen Mitchell                                  674          -0-          674          *        674         -0-         *
Cato Holding Company                        18,910          -0-       18,910          *     18,910         -0-         *
George H. Henry                                674          -0-          674          *        674         -0-         *
Edward & Rochelle Varon                        674          -0-          674          *        674         -0-         *
Richard L. Weisberg                            674          -0-          674          *        674         -0-         *
Jack Weinstein                               1,348          -0-        1,348          *      1,348         -0-         *
The Donald J. Akikie Living Trust            1,348          -0-        1,348          *      1,348         -0-         *
Sylvanus W. Nye M.D.                           674          -0-          674          *        674         -0-         *
Jerry Fogle                                    674          -0-          674          *        674         -0-         *
Bernabe Palomares M.D.                         674          -0-          674          *        674         -0-         *
Private Equity Investors Partnership           674          -0-          674          *        674         -0-         *
AMCO Capital Reserves, SA                      674          -0-          674          *        674         -0-         *
Jeffrey S. Klein                            38,515       15,385       53,900          *     46,155       7,745         *
Stephen E. Brodsky                          15,384        7,692       23,076          *     23,076         -0-         *
Syed E. Abidi                              153,846       76,923      230,769       3.7%    230,769         -0-         *
Eugene Lieberstein (3)                      78,234        7,692       85,926       1.4%     23,076      62,850      1.0%
Paul C. Desjourdy (4)                      566,814       30,000      596,814       9.4%    341,614     255,200      4.0%
Jack H. Kessler (5)                        696,514       30,000      726,514      11.5%    301,281     425,233      6.7%
Russell R. Desjourdy (6)                   118,000       45,000      163,000       2.6%    135,000      28,000         *
Gopen Family Trust (12/12/96)               81,100       30,000      111,100       1.8%     90,000      21,100         *
Douglas C. Spitz                            25,000       12,500       37,500          *     37,500         -0-         *
James C. Richards (7)                      199,951       30,000      229,951       3.7%     90,000     139,951      2.3%
Cale W. Carson                              40,000       20,000       60,000          *     60,000         -0-         *
Mark R. Tausher                             20,000       10,000       30,000          *     30,000         -0-         *
Nancy O. Covalt                             20,000       10,000       30,000          *     30,000         -0-         *
Frank W. Eaton                              40,000       15,000       55,000          *     45,000      10,000         *
Michael L. Miller                            5,076        2,538        7,614          *      7,614         -0-         *
James Tharp                                 20,000       10,000       30,000          *     30,000         -0-         *


                                       38

Lorn Leitman                                30,000       15,000       45,000          *     45,000         -0-         *
Alan Kotowich                               55,000       22,500       77,500       1.3%     67,500      10,000         *
Jeffrey T. Payne                            20,000       10,000       30,000          *     30,000         -0-         *
J. Scott Payne                              20,000       10,000       30,000          *     30,000         -0-         *
Gabriel S. Miller Trust                     24,000       10,000       34,000          *     30,000       4,000         *
Roger D. Bozarth                            50,000       25,000       75,000       1.2%     75,000         -0-         *
Bruce Cohen IRA                             20,000       10,000       30,000          *     30,000         -0-         *
Joseph E. Lundy                             30,000       15,000       45,000          *     45,000         -0-         *
Ronald L. Miller (8)                       119,000       45,000      164,000       2.7%    135,000      29,000         *
Robert Abrahams (9)                         41,335       15,385       56,720          *     46,155      10.565         *
Alvin H. & Barbara E. Hausner               20,000       10,000       30,000          *     30,000         -0-         *
Mitchell Levy                               77,000       38,500      115,500       1.9%    115,500         -0-         *
Steven Sanders                              10,000        5,000       15,000          *     15,000         -0-         *
Robert Kiken                                56,253        5,385       61,638       1.0%     16,155      45,483         *
Tony Chamoun                                30,000       10,000       40,000          *     30,000      10,000         *
Barry Kaplan Associates                     50,000          -0-       50,000          *     50,000         -0-         *


*        Less than 1% of the common stock outstanding.
(1)      Exclusive of shares underlying warrants.
(2) Includes shares owned jointly by his wife, shares owned by Mr. Lilly's revocable trust dated December 1, 1989 and includes 13,000 shares owned by his children.
(3) Mr. Lieberstein is a Symbollon director and provides legal services to us. Includes currently exercisable options to purchase 23,750 shares of common stock.
(4) Mr. Desjourdy is our President, Chief Operating Officer, Chief Financial Officer, General Counsel and Treasurer, and he is also a Symbollon director. Includes currently exercisable options to purchase 200,000 shares of common stock.
(5) Dr. Kessler is our Chief Executive Officer, Chief Scientific Officer and Secretary, and he is also a Symbollon director. Includes currently exercisable options to purchase 200,000 shares of common stock.
(6)      Russell Desjourdy is the brother of our President, Paul C. Desjourdy.
(7) Dr. Richards is a Symbollon director and provides legal services to us. Includes currently exercisable options to purchase 21,250 shares of common stock.
(8) Includes shares owned by his wife, shares owned by his wife's IRA and shares owned by his IRA.
(9)      Includes shares owned by his IRA.

                              PLAN OF DISTRIBUTION

         We are registering the shares of our common stock covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholders" includes the donees, transferees or others who may later hold the selling stockholders' interests. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may, from time to time, sell all or a portion of its shares of common stock on the OTC Bulletin Board or on any national securities exchange or automated inter-dealer quotation system on which our common stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the current market price or at negotiated prices. One or more underwriters on a firm commitment or best efforts basis may sell the shares of common stock directly or through brokers or dealers or in a distribution. The methods by which the shares of common stock may be sold include:

         o a block trade (which may involve crosses) in which the broker or dealer engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block, as principal, to facilitate the transaction,

         o purchases by a broker or dealer, as principal, and resales by such broker or dealer for its account pursuant to this prospectus,

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers or through market-makers,

         o transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the registration statement of which this prospectus is a part, and

         o    privately-negotiated transactions.

         In addition, any of the shares of common stock that qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold in transactions complying with that Rule, rather than pursuant to this prospectus.

         For sales to or through broker-dealers, these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares, or both. We have advised the selling stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to its sales in the market and have informed it that it must deliver copies of this prospectus. We are not aware, as of the date of this prospectus, of any agreements between any of the selling stockholders and any broker-dealers with respect to the sale of the shares of common stock covered by this prospectus.

         The selling stockholders and any broker-dealers or agents participating in the distribution of our shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by any broker-dealer or agent and profit on any resale of shares of common stock may be deemed to be underwriting commissions under the Securities Act of 1933. The commissions received by a broker-dealer or agent may be in excess of customary compensation. If a selling stockholder is deemed to be an "underwriter," the selling stockholder may have liability for the accuracy of the contents of this prospectus under the Securities Act of 1933.

         At a time a particular offer of shares is made by a selling stockholder, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the selling stockholders and any other required information.

         In connection with distributions of the selling stockholders' shares, or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others prior to or after the effective time of the arrangement. These broker-dealers may engage in short sales of shares or other transactions in the course of hedging the positions assumed by them or otherwise. The selling stockholders may also:

         o sell shares short and redeliver shares to close out short positions,

         o enter into option or other transactions with broker-dealers or others that may involve the delivery to those persons the shares, and broker-dealers may resell those shares pursuant to this prospectus, and

         o pledge the shares to a broker-dealer or others and, upon a default, these persons may effect sales of the shares pursuant to this prospectus.

         We have advised the selling stockholders that open positions in shares of common stock covered by this prospectus prior to the registration statement, of which this prospectus is a part, being declared effective by the U.S. Securities and Exchange Commission may constitute a violation of Section 5 of the Securities Act of 1933. The selling stockholders advised us that it did not have an open position in the common stock covered by this prospectus at the time of its response to our inquiry.

         In order to comply with securities laws of some states, if applicable, the shares of our common stock may be sold only through registered or licensed broker-dealers.

         The selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including without limitation, Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of our common stock by the selling stockholders. Rule 102 under Regulation M provides, with limited exceptions, that it is unlawful for the selling stockholders or its affiliated purchaser to, directly or indirectly, bid for or purchase or attempt to induce any person to bid for or purchase, for an account in which the selling stockholders or affiliated purchaser has a beneficial interest in any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the above may affect the marketability of our common stock.

         The selling stockholders may offer all of the shares of our common stock for sale immediately. Because it is possible that a significant number of shares could be sold at the same time under this prospectus, these sales, or that possibility, may have a depressive effect on the market price of our common stock.

         We will receive none of the proceeds from the sale of the shares of common stock by the selling stockholders, except upon exercise of warrants presently outstanding.

         We will pay all costs and expenses incurred in connection with the registration under the Securities Act of 1933 of the shares of common stock offered by the selling stockholders, including all registration and filing fees, listing fees, printing expenses, and our legal and accounting fees. We estimate that these fees and expenses will total approximately $10,000. The selling stockholders will pay all of its own brokerage fees and commissions, if any, incurred in connection with the sale of its shares of common stock. In addition, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

         We cannot assure you, however, that any of the selling stockholders will sell any or all of the shares of common stock they may offer.

                            DESCRIPTION OF SECURITIES

General

         The authorized capital stock of Symbollon consists of:

         - 18,750,000 shares of Class A Voting Common Stock;
         - 1,250,000 shares of Class B Common Stock; and
         - 5,000,000 shares of Preferred Stock.

         The following description of our capital stock does not purport to be complete and is governed by and qualified by our Amended Certificate of Incorporation (which we refer to as our "Charter") and By-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

         As of May 2, 2005, there were 6,114,761 shares of Class A Common Stock issued and outstanding.

         The holders of both classes of our common stock have substantially identical rights except that the holders of the Class A Common Stock have the right to cast one vote for each share held of record and holders of the Class B Common Stock have the right to cast five votes for each share held of record in all matters submitted to a vote of holders of Common Stock. The Class A and the Class B Common Stock vote together as a single class on all matters on which stockholders may vote, including the election of directors, except when class voting is required by applicable law.

         The holders of both classes of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of both classes of our common stock are entitled to share ratably in all assets remaining after payment of liabilities. Neither class of our common stock has any preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to either class of our common stock.

         The difference in voting rights described above increases the voting power of the Class B Common stockholders and accordingly has an anti-takeover effect. The fact that the Directors can issue the Class B Common Stock may make the Company a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management.

Preferred Stock

         The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board in the resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of the series of Preferred Stock. It is to be expected that the holders of any series of the Preferred Stock, when and if issued, will have priority claims to dividends and to any distributions upon liquidation of the Company, and that they may have other preferences over the holders of the Class A Common Stock.

         The Board may issue series of the Preferred Stock without action of the stockholders of the Company. Accordingly, the issuance of Preferred Stock may adversely affect the rights of the holders of the Class A Common Stock. In addition, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders. Issuance of Preferred Stock may dilute the voting power of holders of Class A Common Stock (such as by issuing Preferred Stock with super-voting rights) and may render more difficult the removal of current management, even if such removal may be in the stockholders best interests. The Company has no current plans to issue any of the Preferred Stock.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Investors should note that, with the exception of shares held by our affiliates, all of our issued and outstanding shares of Class A Common Stock, as well as shares of Class A Common Stock underlying all of our issued options, are anticipated to be available for public resale, without restriction, either through our registration of those securities or through the provisions of Rule 144.

         The following table outlines our capital stock as of May 2, 2005:

         Common Stock outstanding
              Before the offering....................6,114,761 shares(1)
              After the offering.....................6,745,607 shares(1)(2)

         (1) Assuming no exercise of outstanding (a) options to purchase up to 755,000 shares of common stock pursuant to previous grants made to our officers, directors and consultants and (b) warrants to purchase up to 630,846 shares of common stock held by the selling stockholders.
         (2) Assumes that the selling stockholders exercise their warrants to purchase 630,846 shares of common stock.

         As of the date of this prospectus, our affiliates hold 1,096,513 shares of Class A Common Stock. In general, under Rule 144, as currently in effect, after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who is deemed to be our affiliate, will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

         - 1% of the number of shares of such class of common stock then outstanding, which will equal approximately 61,097 shares of Class A Common Stock; or

         - the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

         Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us. Under Rule 144(k), however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the company will be free to sell "restricted securities" (e.g., shares issued in a private placement) which have been held for at least two years without regard to the limitations described above.

                          TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our securities is American Stock Transfer & Trust Co. American Stock's address is 59 Maiden Lane, New York, New York 10038.

                                  LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Paul C. Desjourdy, our General Council. Mr. Desjourdy also serves as our President, Chief Operating Officer, Chief Financial Officer and a member of the Board of Directors.

                                     EXPERTS

         The financial statements for the years ended December 31, 2004 and 2003, included in this prospectus and elsewhere in the registration statement, have been audited by Vitale, Caturano & Company Ltd., registered independent public accountants, as indicated in their report (which includes an explanatory paragraph raising substantial doubt about Symbollon's ability to continue as a going concern) with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURE

         In a Current Report on Form 8-K filed and dated December 16, 2003 we previously reported that we had changed our independent auditor.

                         SYMBOLLON PHARMACEUTICALS, INC.

                          INDEX TO FINANCIAL STATEMENTS




                                                                            Page

Report of Registered Independent Public Accountants....................      F-2

Balance Sheets as of December 31, 2004 and 2003........................      F-3

Statements of Operations for the years ended
     December 31, 2004 and 2003........................................      F-5

Statements of Stockholders' Equity for the years ended
     December 31, 2004 and 2003........................................      F-6

Statements of Cash Flows for the years ended December 31, 2004 and 2003.     F-7

Notes to Financial Statements for the years ended
     December 31, 2004 and 2003........................................      F-8

Report of Registered Independent Public Accountants

To the Board of Directors and Stockholders of Symbollon Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Symbollon Pharmaceuticals, Inc., as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symbollon Pharmaceuticals, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



VITALE, CATURANO & COMPANY, LTD.

Boston, Massachusetts
March 28, 2005



                                          Symbollon Pharmaceuticals, Inc.

                                                  Balance Sheets





                                                                                                    Year Ended
                                                                                                    December 31,
                                                                                      ---------------------------------
                                                                                            2004                 2003
-----------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
   Cash and cash equivalents                                                         $    427,124          $   617,897
   Accounts receivable                                                                          -              100,189
   Inventory                                                                               72,783               23,896
   Prepaid expenses                                                                       188,469               27,594
-----------------------------------------------------------------------------------------------------------------------

       Total current assets                                                               688,376              769,576

Equipment and leasehold improvements, net of
  accumulated depreciation and amortization                                                38,352               56,486

Other assets:
   Patent and trademark costs, net of accumulated
     amortization                                                                         385,726              391,428
   Deposit                                                                                  2,364                2,364
----------------------------------------------------------------------------------------------------------------------

                                                                                     $  1,114,818          $ 1,219,854
----------------------------------------------------------------------------------------------------------------------




                                          Symbollon Pharmaceuticals, Inc.

                                                  Balance Sheets
                                                    (Continued)




                                                                                                  Year Ended
                                                                                                 December 31,
                                                                                    ----------------------------------
                                                                                            2004                2003
----------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities:
   Accounts payable                                                                 $      21,326         $     33,832
   Accrued clinical development expenses                                                  125,327               80,507
   Other current liabilities                                                               19,823               19,356
----------------------------------------------------------------------------------------------------------------------

       Total current liabilities                                                          166,476              133,695
----------------------------------------------------------------------------------------------------------------------

Commitments (Notes 6, 7 and 10)

Stockholders' equity:
   Common stock, Class A, par value $.001 per share, 18,750,000 shares authorized, 6,114,761 and 4,196,204 shares issued and outstanding
     as of December 31, 2004 and 2003, respectively                                         6,115                4,196
   Convertible common stock, Class B, par value $.001
     per share, 1,250,000 shares authorized and unissued                                        -                    -
   Preferred stock, par value $.001 per share, 5,000,000 shares
     authorized and unissued                                                                    -                    -
   Additional paid-in capital                                                          13,942,565           11,435,193
   Accumulated deficit                                                                (12,165,778)          (9,518,670)
----------------------------------------------------------------------------------------------------------------------

                                                                                        1,782,902            1,920,719
   Common stock subscriptions receivable                                                 (834,560)            (834,560)
----------------------------------------------------------------------------------------------------------------------

       Total stockholders' equity                                                         948,342            1,086,159
----------------------------------------------------------------------------------------------------------------------

                                                                                    $   1,114,818         $  1,219,854
----------------------------------------------------------------------------------------------------------------------

                                                                    See accompanying notes to financial statements.




                                          Symbollon Pharmaceuticals, Inc.

                                             Statements of Operations





                                                                                                Year Ended
                                                                                                December 31,
                                                                                --------------------------------------
                                                                                        2004                    2003
----------------------------------------------------------------------------------------------------------------------

Revenue:
   Net product sales                                                            $     159,510             $    270,772

Operating expenses:
   Cost of goods sold                                                                 142,110                  237,483
   Research and development costs                                                   1,470,046                  279,683
   General and administrative expenses                                                605,409                  389,506
   Stock-based compensation (1)                                                       593,749                        -
----------------------------------------------------------------------------------------------------------------------

     Total operating expenses                                                       2,811,314                  906,672
----------------------------------------------------------------------------------------------------------------------

Loss from operations                                                               (2,651,804)                (635,900)

Interest income                                                                         4,696                    7,777
----------------------------------------------------------------------------------------------------------------------

Net loss                                                                          $(2,647,108)          $     (628,123)
----------------------------------------------------------------------------------------------------------------------

Basic and diluted net loss per share of
  common stock                                                                     $    (.53)            $        (.15)
----------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares
  outstanding - basic and diluted                                                   4,963,470                4,196,204
----------------------------------------------------------------------------------------------------------------------

(1) The following summarizes the allocation of
     stock-based compensation:
     Cost of goods sold                                                            $  220,285                        -
     Research and development costs                                                $  138,603                        -
     General and administrative expenses                                           $  234,861                        -
----------------------------------------------------------------------------------------------------------------------

     Total                                                                        $   593,749                        -
----------------------------------------------------------------------------------------------------------------------

                                                                    See accompanying notes to financial statements.




                                          Symbollon Pharmaceuticals, Inc.

                                        Statements of Stockholders' Equity







                                                  Common Stock
                                                $.001 Par Value                                           Common
                                                    Class A            Additional                          Stock
                                            ---------------------        Paid-in        Accumulated    Subscriptions
                                               Shares     Amount         Capital          Deficit        Receivable         Total
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2002                  4,196,204     $4,196      $ 11,435,193      $(8,890,547)    $ (834,560)    $  1,714,282
   Net loss for the year                            -          -                 -         (628,123)             -         (628,123)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2003                  4,196,204      4,196        11,435,193       (9,518,670)      (834,560)       1,086,159
   Issuance of Shares - Acquired Research     550,000        550           934,450                -              -          935,000
   Issuance of Shares - Equity Line             6,865          7             9,918                -              -            9,925
   Issuance of Shares - Private Placement   1,261,692      1,262           820,355                -              -          821,617
   Issuance of Shares - Consultants           100,000        100           148,900                -              -          149,000
   Stock Based Compensation                                                593,749                -              -          593,749
   Net loss for the year                            -          -                 -       (2,647,108)             -       (2,647,108)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2004                  6,114,761     $6,115      $ 13,942,565     $(12,165,778)    $ (834,560)    $    948,342
------------------------------------------------------------------------------------------------------------------------------------

                                                                    See accompanying notes to financial statements.



                                          Symbollon Pharmaceuticals, Inc.

                                             Statements of Cash Flows






                                                                                                  Year Ended
                                                                                                 December 31,
                                                                                    -----------------------------------
                                                                                          2004                  2003
-----------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:

   Net loss                                                                          $(2,647,108)          $  (628,123)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
     Stock-based compensation                                                            593,749                     -
     Issuance of common stock and options for services rendered                          336,317                     -
     Issuance of common stock for acquired research and development                      935,000                     -
     Depreciation and amortization                                                        53,726                46,534
     Changes in operating assets and liabilities:
       Accounts receivable                                                               100,189                   810
       Inventory                                                                         (48,887)               10,746
       Prepaid expenses                                                                 (160,875)               31,809
       Accounts payable and other current liabilities                                     32,781                (1,274)
-----------------------------------------------------------------------------------------------------------------------
         Net cash used in operating activities                                          (805,108)             (539,498)
-----------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:

   Purchase of equipment and leasehold improvements                                       (1,442)                    -
   Patent and trademark cost additions                                                   (28,448)              (87,211)
-----------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                           (29,890)              (87,211)
-----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

   Issuance of common stock and warrants                                                 644,225                     -
-----------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities                             644,225                     -
-----------------------------------------------------------------------------------------------------------------------

Net decrease in cash and cash equivalents                                               (190,773)             (626,709)

Cash and cash equivalents, beginning of period                                           617,897             1,244,606
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                             $   427,124           $   617,897
-----------------------------------------------------------------------------------------------------------------------

Supplemental information:
   There were no payments made for interest or income taxes during 2004 or 2003.

                                                                    See accompanying notes to financial statements.

                         Symbollon Pharmaceuticals, Inc.

                          Notes to Financial Statements



1.  Description of       Symbollon   Pharmaceuticals,    Inc.
    Business and         (formerly Symbollon Corporation) was formed to
    Basis of             develop and commercialize  proprietary iodine-based
    Presentation         products for  infection  control and  treatment
                         in   biomedical   and    bioagricultural    industries.
                         The  success  of  future   operations  is
                         subject to a number of risks  similar to those of other
                         companies in the same stage of  development.  Principal
                         among   these  risks  are  the   Company's   cumulative
                         operating  losses,  no assurance of  profitable  future
                         operations,   early   state  of   market   development,
                         competition   from   substitute   products   or  larger
                         companies,   dependence   on  key   personnel  and  the
                         uncertainty of additional future financing as needed.

                         The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of our company as a going concern. We had net losses of $2,647,108 and $628,123 and negative cash flows from operations of $805,108 and $539,498 for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004, we had an accumulated deficit of $12,165,778 and working capital of $521,900. These factors raise substantial doubt as to our ability to continue as a going concern.

                       The application of the going concern concept is dependent
                         upon our ability to receive continued financial support from our creditors, stockholders and external investors and securing a partner to help complete the development and commercialization of IoGen. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities in other than the normal course of operations. Management plans to obtain equity and debt financing from external investors and to actively pursue a partner to help complete the development and commercialization of IoGen.

                         Management believes the plan described above will be sufficient to meet our liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to obtain the support of additional external investors to finance our operations will cause us to curtail operations and impair our ability to continue as a going concern.

2.    Summary of
       Significant
       Accounting Policies

       Use of Estimates  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Cash and Cash     Cash and cash equivalents include short-term, highly
       Equivalents       liquid investments with  maturities of less than three
                         months when acquired.

       Concentration of  The Company has one customer. The Customer's financial
       Credit Risks      condition is reviewed on an  ongoing basis, and
                         collateral is not required. The Company believes a reserve for potential credit losses is not necessary as of December 31, 2004 and 2003.

     Account Receivable  Accounts receivable are customer obligations due under
     and Allowance for   normal trade terms. The  Company performs continuing
     Doubtful Accounts   credit evaluations of its customer's financial
                         condition  and generally does not require collateral.
                         Senior management reviews accounts  receivable on a
                         periodic basis to determine if any   receivables   will
                         potentially be uncollectible.  The Company includes any
                         accounts  receivable balances that are determined to be
                         uncollectible,  if any,  in its overall  allowance  for
                         doubtful  accounts.  After all  attempts  to  collect a
                         receivable  have failed,  the receivable is written off
                         against  the  allowance.   Based  on  the   information
                         available to the Company, it believes an allowance for doubtful accounts is not necessary as of December 31, 2004 and 2003. However, actual write-offs might exceed the Company's estimates.

       Inventory         Inventory is stated at the lower of cost (determined on
                         a first-in,  first-out basis) or market.

       Long-Lived        Long-lived  assets,  such  as  intangible  assets  and
       Assets            property and equipment are evaluated for  impairment
                         when events or changes in  circumstances  indicate that
                        the carrying amount of the assets may not be recoverable
                         through the  estimated  undiscounted  future cash flows
                         from the use of these assets. When any such impairment exists, the related assets are written down to fair value. The Company does not believe that any of its long-lived assets are impaired at December 31, 2004 or 2003.

 2.    Summary of
       Significant
       Accounting Policies
       (Continued)

       Depreciation and  Equipment  is  stated  at cost and is  depreciated over
       Amortization      its  estimated  useful  life (ranging from 5-7 years)
                         using the straight-line method. Leasehold improvements are stated at cost and are being amortized by the straight-line method over the 10 year term of the lease which is less than their estimated useful lives.

       Intangible        Intangible assets subject to amortization consist
       Assets            of patents and  trademarks  that  have  estimated
                         useful lives ranging from 13-17 years and a weighted average useful life of 11.3 years. Costs related to patent applications are capitalized as incurred and are amortized once the patent application is accepted or are expensed if the application is rejected or there are other circumstances that indicate that the asset is impaired (as described above).

       Income Taxes      The  Company  follows the  liability  method of
                         accounting  for income taxes,  as set forth in SFAS No.
                         109, "Accounting For Income Taxes." Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities. The Company records a valuation allowance against deferred tax assets unless it is more likely than not that such asset will be realized in future periods.

       Fair value of     The  carrying   amounts  of  cash  and  cash
       Financial         equivalents,   accounts  receivable,   other
       Instruments       current assets and accounts  payable  approximate  fair
                         value based on their short-term  maturities.

       Revenue           The  Company  recognizes  revenue  from its  product
       Recognition       sales  in   accordance   with  SEC  Staff
                         Accounting  Bulletin  No. 104,  "Revenue  Recognition."
                         Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured.




       Research and      Research and development  costs are expensed as
       Development       incurred.  On May 28,  2004,  the    Company
                         completed the  acquisition of certain assets of Mimetix
                         Inc.,  a  privately  held  company,  and other  related
                         parties  associated with their iodine drug  development
                         efforts in women's  healthcare  for  550,000  shares of
                         Symbollon's  Class A common stock. The assets primarily
                         consisted of clinical  trials  results and data with no
                         future alternative use to the Company. Accordingly, the
                         cost  of  $935,000   is   included   as  research   and
                         development costs in the accompanying statement of operations.

 2.    Summary of
       Significant
       Accounting Policies
       (Continued)

       Stock-Based       The  Company   accounts  for  its   stock-based
       Compensation      compensation    plan   using   the   intrinsic    value
                         method.  The Company  provides  pro forma
                         disclosures  for  compensation  expense  under the fair
                         value   method  of  SFAS  No.  123,   "Accounting   for
                         Stock-Based    Compensation,"   and   SFAS   No.   148,
                         "Accounting for Stock-Based Compensation-Transition and
                         Disclosure." If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant date for awards granted under the plans, consistent with the method prescribed by SFAS No. 123, the effect on net loss and earnings per share would have been as follows:


                         December 31,                                                2004                2003
                         --------------------------------------------------------------------------------------

                         Net loss                                               $(2,647,108)    $    (628,123)

                         Add: Stock-based employee compensation
                           expense included in reported net income,
                           net of related tax effects                               593,749                 -

                         Deduct: Total stock-based employee
                           compensation determined under fair
                           value method of all awards, net of
                           related tax effects                                      (79,379)           (53,412)
                         --------------------------------------------------------------------------------------

                         Basic and diluted loss per share                      $ (2,132,738)     $    (681,535)
                         --------------------------------------------------------------------------------------

                         Basic and diluted loss per share:
                           As reported                                          $     (.53)      $        (.15)
                           Pro forma                                            $     (.43)      $        (.16)

                         The fair value of the Company's stock options used to compute the pro forma net loss and net loss per share disclosures is the estimated value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004 and 2003, respectively: dividend yield of 0% for both years; expected volatility of between 260% and 270% and 270%, respectively; a risk-free interest rate of 4.00% and between 2% and 5%, respectively, and an expected holding period of 8 to 9 years and 3 to 9 years, respectively.

 2.    Summary of
       Significant
       Accounting Policies
       (Continued)




       Loss Per Share    The Company  follows SFAS No. 128,  "Earnings
                         per Share."  Under SFAS No.  128,  basic  earnings  per
                         share  excludes  the  effect of any  dilutive  options,
                         warrants or  convertible  securities and is computed by
                         dividing the net loss available to common  shareholders
                         by  the  weighted   average  number  of  common  shares
                         outstanding for the period. Diluted earnings per share is computed by dividing the net loss available to common shareholders by the sum of the weighted average number of common shares and common share equivalents computed using the average market price for the period under the treasury stock method.

       Recent            In January 2003, the Financial  Accounting  Standards
       Accounting        Board issued Interpretation No.  46 (FIN 46),
       Standards         "Consolidation  of  Variable  Interest   Entities,   an
                         interpretation  of ARB    No. 51." In December
                         2003, the Financial  Accounting Standards Board revised
                         FIN 46 by  issuing  Interpretation  No.  46R.  FIN  46R
                         clarifies the requirements for consolidation of certain
                         entities  in  which  equity  investors  do not have the
                         characteristics of a controlling  financial interest or
                         do not have sufficient equity at risk for the entity to
                         finance its activities without additional  subordinated
                         financial  support from other parties.  FIN 46R applies
                         immediately to variable interest entities created after
                         December 31, 2003.  It applies in the first fiscal year
                         beginning  after  December  15,  2004,  to all variable
                         interest    entities   that   are   subject   to   this
                         Interpretation. The adoption of FIN 46R did not have a material effect on the Company's financial position, results of operations or cash flows.

                       In December 2004, the FASB issued SFAS NO. 123(R), "Share
                         Based Payment." This statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services or incurs a liability in exchange for goods and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. It requires an entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost over the service period. This statement is effective for small business issuers in the first interim or annual period beginning after December 15, 2005. Accordingly, the Company will adopt its provisions effective January 1, 2006. The Company has not yet determined the impact that adoption of this statement will have on its consolidated financial position or results of operations.

3. Inventory             Inventory consists of the following:


                                      December 31,                                                 2004               2003
                                      --------------------------------------------------------------------------------------

                                      Raw materials                                            $ 72,092           $ 23,896
                                      Finished goods                                                691                  -
                                      --------------------------------------------------------------------------------------

                                                                                               $ 72,783           $ 23,896
                                      --------------------------------------------------------------------------------------


4.    Equipment and      Equipment and leasehold improvements are stated at cost and consist of the following:
       Leasehold
       Improvements                   December 31,                                                 2004               2003
                                      --------------------------------------------------------------------------------------

                                      Equipment and fixtures                                  $ 191,460         $  190,018
                                      Leasehold improvements                                     63,146             63,146
                                      --------------------------------------------------------------------------------------

                                                                                                254,606            253,164
                                      Less accumulated depreciation and
                                        amortization                                            216,254            196,678
                                      --------------------------------------------------------------------------------------

                                      Equipment and leasehold improvements, net               $  38,352         $   56,486
                                      --------------------------------------------------------------------------------------

                         Depreciation expense for the years ended December 31, 2004 and 2003 totaled $19,576 and $19,984, respectively.


5. Patent and            Patent and trademark costs consist of the following:
   Trademark
   Costs



                                      December 31,                                                 2004               2003
                                      --------------------------------------------------------------------------------------

                                      Patent costs                                            $ 513,521         $  485,074
                                      Trademark costs                                             2,444              2,444
                                      --------------------------------------------------------------------------------------

                                                                                                515,965            487,518

                                      Less accumulated amortization                             130,239             96,089
                                      --------------------------------------------------------------------------------------

                                      Patent and trademark costs, net                         $ 385,726         $  391,429
                                      --------------------------------------------------------------------------------------

                         Amortization expense related to these assets is estimated to be approximately $35,100 per year in fiscal years 2005 through 2009. Amortization expense for the years ended December 31, 2004 and 2003 totaled $34,150 and $26,550, respectively.

6.    Stockholders'
      Equity

      Capital Stock      The Company has authorized  18,750,000  shares
                         of Class A common stock, 1,250,000 shares of Class B common stock and 5,000,000 shares of preferred stock.
                         The Class A and Class B common stock are substantially identical except that holders of Class A common stock have the right to cast one vote for each share held and the Class B shareholders have the right to cast five votes for each share held. As of December 31, 2004 and 2003, there were no shares of Class B common stock issued and outstanding. The preferred stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Company's Board of Directors. As of December 31, 2004 and 2003, there were no shares of preferred stock issued and outstanding.

      Issuance of        On September 1, 2004, the Company sold in
      Common Stock and   a private  placement to accredited  investors
      Common Stock       1,261,692  shares  of Class A common  stock and
      Purchase           630,846 redeemable warrants for $634,300
      Warrants           in  cash  and   $185,800   in  prepaid   services   for
                         manufacturing,  consulting and clinical   trial
                         expenses.   Officers  and   directors  of  the  Company
                         invested $127,000 of the cash raised as part of the private placement on the same terms and conditions as the third party investors.

                         The redeemable warrants entitle the holder thereof to purchase at any time up to February 28, 2006 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. The redeemable warrants may be redeemed by Symbollon at its sole option for $0.01 per warrant in the event that the closing bid price of the Class A common stock over twenty successive trading days is equal to or greater than $3.50, subject to the holder's right to exercise.

                     The Company accounts for certain of the shares and warrants issued for prepaid services under Emerging Task Force Issue 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" (EITF 96-18). Accordingly, the Company has recognized approximately $48,250 and $72,000 of expense related to these shares and warrants for the year ended December 31, 2004 included in general and administrative expenses and research and development expenses, respectively, in the accompanying statement of operations.

                         In January, 2004 the Company issued options to purchase 50,000 shares of common stock at $0.25 per share to a consultant hired by the Company. The options vested 25,000 on June 30, 2004 and 25,000 on December 31,
                         2004. Pursuant to the consulting agreement, the first traunche of 25,000 shares was issued for no cash consideration, as the $6,250 exercise price was earned as a bonus for services rendered, because the Company's average closing price for the three months ended June 30, 2004 was greater than $0.50 per share. The second traunche of 25,000 shares was also exercised for no cash consideration as the $6,250 exercise price was earned as a bonus for services rendered, because the Company's average common stock closing price for the three months ended December 31, 2004 was greater than $0.75 per share. The Company accounts for these options under Emerging Task Force Issue 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" (EITF 96-18). Accordingly, the Company has recognized approximately $78,750 of expense related to these options for the year ended December 31, 2004, included in general and administrative expenses in the accompanying statement of operations.

                       On December 1, 2004, we entered into a services agreement
                         with a doctor. In accordance with the service agreement, and as consideration for the services to be provided by the doctor, we agreed to issue 5,000 shares of Class A common stock upon execution, and on each of the first and second anniversaries of the agreement. The Company accounts for these shares under Emerging Task Force Issue 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" (EITF 96-18). Accordingly, the Company has recognized approximately $7,250 of expense related to these shares for the year ended December 31, 2004, included in research and development expenses in the accompanying statement of operations.

                      On December 16, 2004, we entered into a services agreement with CEOcast, Inc. In accordance with the service agreement, and as partial consideration for the services provided by CEOcast, Inc., we agreed to issue 45,000 shares of Class A common stock upon execution. The Company accounts for these shares under Emerging Task Force Issue 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" (EITF 96-18). Accordingly, the Company has recognized approximately $5,250 of expense related to these shares for the year ended December 31, 2004, included in general and administrative expenses in the accompanying statement of operations.

6.  Stockholders'
    Equity
    (Continued)

    Common  Stock        In  January  2001,  certain  officers  of the
    Subscriptions        Company entered into Promissory Notes and
    Receivable           Pledge   Agreements  (the  "Notes")  with  the  Company
                         totaling  $834,560 in exchange for    462,895
                         shares of Class A common stock acquired through the exercise of vested stock options. The Notes bear interest at a fixed rate of 5.61% and are due in full on December 31, 2005. The Notes are collateralized by the 462,895 shares of Class A common stock and the Company has full recourse to pursue collection in the event of default. The Company's recourse may be limited to the pledged stock in the event that the officer is no longer employed with the Company and if the then market value of the pledged stock is less than the outstanding principal and accrued but unpaid interest on the officer's Note. The Company accounts for the Notes under FIN 44 "Accounting for Certain Transactions
                         Involving Stock  Compensation (an interpretation of APB
                         Opinion  No.  25)" (FIN 44) and  Emerging  Issues  Task
                         Force Issue No. 00-23 "Issues Related to the Accounting of Stock Compensation Under APB Opinion No. 25 and FASB
                         Interpretation 44" as variable arrangements. Pursuant to these pronouncements, no compensation cost was recognized in 2004 or 2003.

    Investment           On October 1, 2003, the Company entered
    Agreement            into an  Investment  Agreement  with  Dutchess  Private
                         Equities  Fund,  L.P.   (Dutchess).   Pursuant  to  the
                         Investment   Agreement,   the   Company   may,  at  its
                         discretion, periodically put to Dutchess shares of its Class A common stock at a price equal to 95% of the average of the three lowest closing bid prices on the Over-the-Counter Bulletin Board for the five days immediately following the date that the Company gives its notice to Dutchess of its intention to put such stock.

                      Subject to a $1 million per put cap, the maximum amount of each put exercise is equal to, at the Company's election (i) 200% of the average daily volume of the Class A common stock for the 20 trading days prior to the applicable put notice multiplied by the average of the three daily closing bid prices immediately preceding the date of the put, or (ii) $10,000.

                        The Company may continue to put shares to Dutchess until
                         October 17, 2006 or Dutchess has paid a total of $10 million, whichever occurs first. During June 2004 the Company put 6,865 shares to Dutchess for proceeds of $9,925.

7.  Stock Plans          The Company has adopted  three stock plans:
                         a stock option plan, an employee stock purchase plan and a nonemployee directors' stock option plan.

                       The stock option plan provides for the grant of incentive
                         stock options, nonqualified stock options and stock appreciation rights. The Company has reserved 1,600,000 shares for issuance under this plan.

7.  Stock Plans          The employee  stock  purchase plan provides
    (Continued)          for the purchase of Class A common stock  at
                         85 percent of the fair market value at specific dates, to encourage stock ownership by all eligible employees.
                         During the years ended December 31, 2004 and 2003, the Company did not issue any shares under the stock purchase plan. The stock purchase plan expired on June
                         30, 2004.

                         On May 17, 1995 the Company adopted  a   nonemployee
                         directors' stock option plan that provides for the grant of nonstatutory stock options automatically on January 1 of each calendar year commencing on January 1, 1996. The Company has reserved 100,000 shares for issuance under the plan. Each outside director shall be granted an option to purchase 2,500 shares of Class A common stock at fair market value, vesting 50% on each of the first two anniversaries of the grant.

                         Under the above plans 521,355 shares are available for future grant or purchase.

                         The Company had the following option activity under the stock option plan and the nonemployee directors' stock option plan in 2004 and 2003:


                                                                                                         Weighted-Average
                                                                                                          Exercise Price
                                                                                          Shares             Per Share
                                      --------------------------------------------------------------------------------------

                                      Balance, December 31, 2002                          747,500                $4.50
                                         Granted                                          607,500                 0.28
                                         Exercised                                              -                    -
                                         Cancelled                                       (690,000)                4.71
                                      --------------------------------------------------------------------------------------

                                      Balance, December 31, 2003                          665,000                 0.44
                                         Granted                                           82,500                 1.65
                                         Exercised                                              -                    -
                                         Cancelled                                              -                    -
                                      --------------------------------------------------------------------------------------

                                      Balance, December 31, 2004                          747,500                $0.56
                                      --------------------------------------------------------------------------------------


7.  Stock Plans          All  options  outstanding  at December  31,
    (Continued)          2004   are   categorized   by  the   following   ranges
                         in the table below:


                                                                                            Weighted-
                                                                        Weighted -           Average
                                                                          Average           Remaining
                                                     Share               Exercise          Contractual          Number of
                                                  Price Range              Price          Life (years)           Shares
                                      --------------------------------------------------------------------------------------

                                           $ 0.28   to   $1.00               $0.27             4.0                  615,000
                                           $ 1.00   to   $5.00               $1.85             7.2                  132,500
                                                                                                                    --------
                                                                                                                    747,500
                                                                                                                    --------

                         All options exercisable at December   31,   2004  are
                         categorized by the following ranges in the table below:

                                                                                            Weighted-
                                                                        Weighted -           Average
                                                                          Average           Remaining
                                                     Share               Exercise          Contractual          Number of
                                                  Price Range              Price          Life (years)           Shares
                                      --------------------------------------------------------------------------------------

                                           $ 0.28   to   $1.00               $0.28             3.9                  403,750
                                           $ 1.00   to   $5.00               $2.11             4.3                   57,500
                                                                                                                    -------
                                                                                                                    461,250
                                                                                                                    -------

                         All options exercisable at  December   31,   2003  are
                         categorized by the following ranges in the table below:

                                                                                            Weighted-
                                                                        Weighted -           Average
                                                                          Average           Remaining
                                                     Share               Exercise          Contractual          Number of
                                                  Price Range              Price          Life (years)           Shares
                                      --------------------------------------------------------------------------------------

                                           $ 0.28   to    $1.00              $0.28             4.9                  200,000
                                           $ 1.00   to    $5.00              $2.12             5.1                   53,750
                                                                                                                    -------
                                                                                                                    253,750
                                                                                                                    -------


7.  Stock Plans          The weighted-average  fair value of options
    (Continued)          granted during the years ended  December 31,
                         2004  and  2003  was  $1.52   and   $0.25  per   share,
                         respectively.

                         In November 2003, the Company's Board of Directors authorized the repricing of employee options, canceling 690,000 options with exercise prices ranging from $1.94 to $9.06 and issuing options to purchase 600,000 shares of common stock at $0.28 per share, which was above the market value on the date of the repricing. These options are subject to variable plan accounting, as defined by FIN 44. The repriced options have been reflected as grants and cancellations in the stock option activity for the year ended December 31, 2003. As prescribed by the provisions of FIN 44 the Company will remeasure the intrinsic value of the repriced options, through the earlier of the date of exercise, cancellation or expiration, at each reporting date. As of December 31, 2004, the Company has recognized compensation expense of $593,749 related to the repriced options.

8.  Loss Per Share       The Company's basic and diluted net loss
                         per share of common stock for the years ended  December
                         31, 2004 and 2003 is computed by dividing  the net loss
                         by  the  weighted   average  number  of  common  shares
                         outstanding during the period.

                         The following table summarizes securities that were outstanding as of December 31, 2004 and 2003 but not included in the calculation of diluted net loss per share because such shares are antidilutive:


                                      December 31,                                                2004                2003
                                      --------------------------------------------------------------------------------------

                                      Stock options                                            747,500             665,000
                                      Stock warrants                                           630,846                   -

9.   Income  Taxes       The  following   table   summarizes  the
                         significant differences between the benefit that would be recognized under the United States federal statutory tax rate and the Company's effective tax rate for financial statement purposes:


                                      December 31,                                                2004                2003
                                      --------------------------------------------------------------------------------------

                                      United States statutory tax rate                             34%                 34%
                                      State taxes, net of United States
                                         federal tax benefit                                        6%                  6%

                                      Valuation allowance provided against net
                                         operating loss carry forwards and tax credits            (40%)               (40%)
                                      --------------------------------------------------------------------------------------

                                      Effective tax rate                                          -  %                -  %
                                      --------------------------------------------------------------------------------------


9.  Income Taxes         Deferred  income taxes reflect the impact
    (Continued)          of  "temporary  differences"  between  the
                         amount  of  assets  and   liabilities   for   financial
                         reporting purposes and such amounts as measured by tax laws and regulations. Deferred tax assets are comprised of the following:


                                      December 31,                                                2004                2003
                                      --------------------------------------------------------------------------------------

                                      Tax credit carryforwards                            $    458,000       $     393,000
                                      Net operating loss carryforwards                       4,783,000           3,716,000
                                      --------------------------------------------------------------------------------------

                                      Gross deferred tax asset                               5,241,000           4,109,000

                                      Deferred tax assets valuation
                                        allowance                                           (5,241,000)         (4,109,000)
                                      --------------------------------------------------------------------------------------

                                      Net deferred tax assets                             $          -       $           -
                                      --------------------------------------------------------------------------------------

                       As of December 31, 2004 and 2003, the deferred tax assets
                         have been fully offset by valuation allowances, since the realization of such amounts is uncertain. The change in the valuation allowance during 2004 and 2003 was $1,132,000 and $268,000, respectively.

                         As of December 31, 2004, the Company has net operating loss carryforwards totaling approximately $11,956,000. The amount of the net operating loss carryforwards which may be utilized in any future period may be subject to certain limitations, based upon changes in the ownership of the Company's common stock.

                         The following is a breakdown of the net operating loss expiration period:


                                                                                                             Amount of
                                      Expiration Date                                                      Remaining NOL
                                      --------------------------------------------------------------------------------------

                                      2008                                                                    $    743,000
                                      2009                                                                       1,514,000
                                      2010                                                                       1,374,000
                                      2011                                                                         921,000
                                      2018                                                                         897,000
                                      2019                                                                         739,000
                                      2020                                                                         476,000
                                      2021                                                                       1,387,000
                                      2022                                                                         612,000
                                      2023                                                                         638,000
                                      2024                                                                       2,655,000
                                      ---------------------------------------------------------------------------------------

                                                                                                            $   11,956,000
                                      ---------------------------------------------------------------------------------------


9.  Income Taxes         In addition, the Company has available tax
    (Continued)          credit  carryforwards  (adjusted to reflect
                         provisions   of  the  Tax   Reform   Act  of  1986)  of
                         approximately $458,000, which are available to offset future taxable income and income tax liabilities, when earned or incurred. These amounts expire in various years through 2024.

10. Commitments

    Facilities Lease     The Company leases its research  facilities
                         under an  operating  lease  that  expires on August 31,
                         2007. The lease  requires  payment of real estate taxes
                         and  other  common  area  maintenance  expenses.   Rent
                         expense for the years ended December 31, 2004 and 2003 was approximately $37,000 and $36,000, respectively.

                         Future minimum rental payments due are as follows:

                         Year ending December 31,                         Total
                         -------------------------------------------------------

                         2005                                          $  38,000
                         2006                                             40,000
                         2007                                             27,000
                         -------------------------------------------------------

                                                                       $ 105,000
                         -------------------------------------------------------

    Employment           The Company has  employment  agreements  with its
    Agreements           principal  officers  providing for    minimum
                         base   compensation  and  severance  pay  which  expire
                         December  31,  2005.  For the years ended  December 31,
                         2004 and 2003,  the  aggregate  amount paid under these
                         agreements   was  $440,000  per  year.  The  employment
                         agreements provide for inflationary adjustments and are subject to other increases based on the Board of Directors' approval. Minimum amounts to be paid under these agreements total approximately $440,000 per year.

    Royalty Agreement    A  royalty  agreement  with  one  of the
                         inventors who assigned certain patent rights to the Company provides for royalties based on a percentage of the licensing revenues received by the Company from products falling within the scope of the patent rights.
                         The percentage varies from 1.5% to 5% depending on the gross revenues received, with maximum royalty payments under the agreement not to exceed $2,884,000. Through
                         December 31, 2004 no royalties have been earned under this agreement.

10. Commitments
    (Continued)

    Consulting           The Company has entered into  various  scientific
    Agreements           advisory  and  consulting   agreements     to
                         support its development  activities.  These  agreements
                         generally  expire over several  future  years.  Amounts
                         charged  to  operations   in   connection   with  these
                         agreements for the years ended December 31, 2004 and 2003 amounted to approximately $90,000 and $48,000, respectively.

    Finder's Fees        The Company has entered into agreements to pay
                         finders' fees for agreements  entered into with certain
                         companies  for  investment  or  revenue  purposes.  The
                         finders'   fees  are  based  on  a  percentage  of  the
                         investment or revenue. No amounts were paid or accrued pursuant to any of these agreements during 2003 or 2004.

    Employee Benefit     Effective  January 1, 1999,  the  Company
    Plan                 established  a Savings  Incentive  Match  Plan  for
                         Employees of Small Employers (SIMPLE) IRA plan covering substantially all of its employees. The Company makes contributions to the plan at the discretion of the Board of Directors based upon a percentage of employee compensation as provided by the terms of the plan. The
                         Company did not make any contributions to the plan for the year ended December 31, 2004 and approximately
                         $13,200 for the year ended December 31, 2003.

11. Major Customers      For the years ended  December 31, 2004
                         and 2003, the Company has generated its revenue from one customer, its exclusive marketing partner for its bovine teat sanitizer. Net product sales by geographic area are as follows:


                                      Year ended December 31,                                 2004                2003
                                      --------------------------------------------------------------------------------------

                                      United States                                        $  120,010             $ 221,588
                                      United Kingdom                                           39,500                49,184
                                      --------------------------------------------------------------------------------------

                                                                                           $  159,510             $ 270,772
                                      --------------------------------------------------------------------------------------

12. Related Party        A  member  of the  Board  of  Directors
    Transactions         provides  legal   services  to  the  Company.   Amounts
                         paid for legal services rendered by the director, either individually or through his firm, totaled approximately $2,000 and $99,000 for the years ended December 31, 2004 and 2003, respectively.

                         The Company exchanges office space for services with a company owned by the spouse and in-law of one of the Company's officers and directors. The officer and director is also a director in the other company. The estimated annual value for 2004 and 2003 of the relationship is $9,600 for each year.




================================================================      =======================================================
Please read this prospectus carefully. It describes our business, products and services, and financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the
information contained in this prospectus.  The information                               [GRAPHIC OMITED]
contained in this prospectus is accurate only as of its date, regardless of the time this prospectus is delivered or that
our securities are sold.  Our selling security owner is
offering to sell our securities and seeking offers to buy our securities only in jurisdictions where such offers and sales are permitted.

            --------------------------------------                                     2,955,433 Shares of
                       TABLE OF CONTENTS                                                   Common Stock
                                                                    Page
Prospectus Summary................................................     3
Recent Developments...............................................     5
Risk Factors......................................................     6
Special Note Regarding Forward-Looking Statements.................    13
Where You Can Find More Information...............................    13
Use of Proceeds...................................................    14
Market For Our Common Stock and Related Stockholder                                    --------------------------------------
Matters...........................................................    14                             PROSPECTUS
Determination of Offering Price...................................    15               --------------------------------------
Dividend Policy...................................................    15
Selected Consolidated Financial Data..............................    15
Management's Discussion and Analysis of
  Financial Condition and Results of Operations...................    16
Business..........................................................    19
Description of Property...........................................    29
Legal Proceedings.................................................    29
Management........................................................    29
Executive Compensation............................................    31
Certain Relationships and Related Transactions....................    35
Principal Stockholders............................................    35
Selling Stockholders..............................................    36
Plan of Distribution..............................................    39
Description of Capital Stock......................................    41
Shares Eligible for Future Sale...................................    43
Transfer Agent and Registrar......................................    43
Legal Matters.....................................................    43
Experts...........................................................    44
Change In and Disagreements With Accountants On
Accounting and Financial Disclosure...............................    44
Index to Financial Statements.....................................   F-1
            --------------------------------------
Until [90 days from the date of effectiveness], all dealers
effecting transactions in these securities may be required to deliver a Prospectus.  This is in addition to the obligations
of dealers to deliver a Prospectus when acting as underwriters.                                          ,2005
================================================================      =======================================================


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.

         Please refer to "MANAGEMENT - Limitations on Officer and Director Liability."

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         We estimate that the approximate expenses in connection with this Registration Statement will be as follows:

         SEC  registration  fee                                         $ 500
         Legal  fees  and  expenses                                     4,000
         Accounting  fees  and  expenses                                2,000
         Miscellaneous                                                  3,500
                                                    -------------------------

         Total                                                        $10,000
                                                    =========================

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following is a list of the Registrant's securities sold within the three years prior to the date of the prospectus without registration under the Securities Act of 1933, as amended.

         The Registrant granted options to purchase 697,500 shares our Common Stock to 7 employees and directors under the terms of the Registrant's employee stock option plan and non-employee directors' stock option plan. These options have varying exercise prices. Options to purchase 10,000 shares of Common Stock were exercised by one employee. The offer and sale of these securities were exempt from registration under the Securities Act pursuant to Rules 701 and 506 promulgated thereunder.

         On January 5, 2004, we entered into a services agreement with Barry Kaplan Associates. In accordance with the service agreement, and as partial consideration for the services provided by Barry Kaplan Associates, we issued stock options to purchase 50,000 shares of our common stock at an exercise price of $0.25 per share. The options vest 25,000 on June 30, 2004 and 25,000 on December 31, 2004 and expire on March 31, 2005. On June 30, 2004 and December 31, 2004, these options were exercised for no cost to the consultant because our average common stock closing prices for the three months ended June 30, 2004 and December 31, 2004 were greater than $0.50 and $0.75 per share, respectively. The shares were issued pursuant to exemptions afforded by Section 4(2) of the Securities Act of 1933.

         On May 28, 2004, we completed the acquisition of certain assets of Mimetix Inc., a privately held company, and other related parties associated with their iodine drug development efforts in women's healthcare for 550,000 shares of Symbollon's Class A common stock. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

         On June 18, 2004, we sold 6,865 shares of Class A common stock to Dutchess Private Equities Fund pursuant to an equity line of credit for $9,925. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

         On September 1, 2004, Registrant completed a private placement to accredited investors of an aggregate of 1,261,692 shares of Class A common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services ($1.30 for two shares and one warrant). The redeemable warrants entitle the holder thereof to purchase at any time up to February 28, 2006 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. Each of the purchasers qualify as accredited investors (as defined by Rule 501 under the Securities Act).

         On December 1, 2004, we entered into a services agreement with Dr. Bernard A. Eskin. In accordance with the service agreement, and as consideration for the services provided by Dr. Eskin, we agreed to issue 5,000 shares of Class A common stock upon execution, and on each of the first and second anniversaries of the agreement. The shares were issued pursuant to the exemption afforded by
Section 4(2) of the Securities Act of 1933.

         On December 16, 2004, we entered into a services agreement with CEOcast, Inc. In accordance with the service agreement, and as partial consideration for the services provided by CEOcast, Inc., we agreed to issue 45,000 shares of Class A common stock upon execution. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

ITEM 27. EXHIBITS

Exhibits

3.1 Amended Certificate of Incorporation of the Company; including Certificate of Designations, Preferences and Rights of Series A Preferred Stock of the Company. (previously filed as exhibit 3.1 to Form 10-QSB for the quarter ended June 30, 2001 and incorporated by reference)
3.2 Amended By-Laws of the Company. (previously filed as exhibit 3.2 to Form 10-QSB for the quarter ended June 30, 1999 and incorporated by reference)
3.3 Agreement of Merger, dated as of August 4, 1993, between the Company and Symbollon Corporation, a Massachusetts corporation (including Certificate of Merger and other state filings). (previously filed as exhibit number 3.3 of the Registration Statement (the "Registration Statement") on Form SB-2 (Registration No. 33-68828) filed on November 24, 1993 and declared effective on December 7, 1993, and incorporated by reference)
4.1 Form of Specimen Class A Common Stock Certificate. (previously filed as exhibit number 4.2 of the Registration Statement and incorporated by reference)
5.1  Opinion regarding legality of shares and Consent of counsel. *
10.1 1993 Stock Option Plan of the  Company,  as amended.  (previously  filed as exhibit 10.1 to Form 10-QSB for the quarter ended June 30, 1999 and incorporated by reference)
10.2 Employment Agreement, dated December 14, 1999, between the Company and Paul
     C. Desjourdy. (previously filed as exhibit number 10.2 to Form 10-KSB for the year ended December 31, 1999 and incorporated by reference)
10.3 Employment Agreement, dated December 14, 1999, between the Company and Dr. Jack H. Kessler. (previously filed as exhibit number 10.3 to Form 10-KSB for the year ended December 31, 1999 and incorporated by reference)
10.4 Commercial Lease, dated June 5, 1997, between Pine Street Realty Trust and the Company. (previously filed as exhibit number 10.18 to Form 10-QSB for the quarter ended June 30, 1997 and incorporated by reference)
10.5 Form of Indemnification Agreement between the Company and each officer and director of the Company. (previously filed as exhibit number 10.6 of the Registration Statement and incorporated by reference)
10.6 Marketing and Supply Agreement, dated January 11, 1995, between the Company and West Agro. (previously filed as exhibit number 10.1 to Form 8-K of the Registrant dated January 11, 1995 and incorporated by reference) **
10.7 Agreement, dated August 31, 1992, among the Company, Dr. Jack H. Kessler and Dr. Robert Rosenbaum. (previously filed as exhibit number
10.8 of the Registration Statement and incorporated by reference) 10.8 Form of Stock Option Agreement to be entered into between the Company and each option holder. (previously filed as exhibit number 10.10 to Form 10-KSB for the year ended December 31, 1993 and incorporated by reference)
10.9 1994 Employee Stock Purchase Plan of the Company. (incorporated by reference to Exhibit B to the Company's 1994 Annual Stockholders Meeting Proxy Statement filed under cover of Schedule 14A dated May 4, 1994)
10.10 1995 Non-Employee Directors' Stock Option Plan of the Company. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended June 30, 1995 and incorporated by reference)
10.11 Promissory Note,  dated January 11, 2001, between the Company and Dr. Jack
     H. Kessler, together with the Pledge Agreement and Letter Agreement related thereto. (previously filed as exhibit number 10.13 to Form 10-KSB for the year ended December 31, 2000 (the `2000 Form 10-KSB") and incorporated by reference)
10.12 Promissory Note, dated January 11, 2001, between the Company and Paul C. Desjourdy, together with the Pledge Agreement and Letter Agreement related thereto. (previously filed as exhibit number 10.14 to the 2000 Form 10-KSB and incorporated by reference)
10.13 Investment Agreement, dated October 1, 2003, between the Company and Dutchess Private Equities Fund, L.P. (previously filed as exhibit 10.14 to the Registration Statement on Form SB-2 (Registration No. 333-109772), filed on October 17, 2003 and declared effective on November 7, 2003 (the "2003 Registration Statement"))
10.14 Registration Rights Agreement, dated October 1, 2003, between the Company and Dutchess Private Equities Fund, L.P (previously filed as exhibit 10.15 to the 2003 Registration Statement)
10.15 Asset Purchase Agreement, dated as of April 6, 2004, by and among the Company, Mimetix Pharmaceuticals, Inc. and Mimetix Inc. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended June 30, 2004 and incorporated by reference)
10.16 Form of Subscription Agreement, dated as of September 1, 2004, between the Company and certain purchasers of the Company's securities. (previously filed as exhibit number 10.1 to Form 8-K on November 8, 2005 and incorporated by reference)
10.17 Form of Redeemable Warrant for the purchase of shares of Class A Common Stock, dated as of September 1, 2004, issued to certain purchasers of the Company's securities. (previously filed as exhibit number 10.2 to Form 8-K on November 8, 2005 and incorporated by reference)
23.1 Consent of Vitale, Caturano & Company  Ltd. *
23.2 Consent by counsel  (included  in Exhibit  5.1).  * 24.1 Power of  Attorney
     (included  on  the  signature  page  of  this  registration  statement).  *
--------------------------------------------------------------------------------
*    Filed   herewith.
** Indicates that material has been omitted and confidential treatment has been granted or requested therefore. All such omitted material has been filed separately with the Commission pursuant to Rule 24b-2.

ITEM 28.  UNDERTAKINGS

         The undersigned Registrant hereby undertakes to:

         (1) For determining any liability under the Securities Act, treat the information omitted from this form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act of 1933 as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

         (2) For determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in this registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

         The undersigned Registrant hereby undertakes with respect to the securities being offered and sold in the offering:

         (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                  (A) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (B) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (C) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person relating to the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the city of Framingham, the Commonwealth of Massachusetts, on May 6, 2005.

                                 SYMBOLLON PHARMACEUTICALS, INC.

                                 By  /s/ Paul C. Desjourdy              .
                                     ------------------------------------
                                     Paul C. Desjourdy, President

                                POWER OF ATTORNEY

         Each person whose signature appears below appoints Paul C. Desjourdy as his or her attorney-in-fact, with full power of substitution and re-substitution, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form SB-2 of Symbollon Pharmaceuticals, Inc. and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all the said attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates stated.

    Signature                          Title                                Date

 /s/ Jack H. Kessler             Chief Executive Officer,            May 6, 2005
------------------------         Chief Scientific Officer,
    Jack H. Kessler              Secretary and Chairman
                                 of the Board of Directors
                                 (Principal Executive Officer)


 /s/ Paul C. Desjourdy           President, Chief Operating Officer, May 6, 2005
------------------------         Treasurer, General Counsel, Chief
   Paul C. Desjourdy             Financial Officer, and Director (Principal
                                 Financial and Accounting Officer)


 /s/ James C. Richards           Director                            May 6, 2005
------------------------
   James C. Richards

 /s/ Richard F. Maradie          Director                            May 6, 2005
------------------------
   Richard F. Maradie

/s/ Eugene Lieberstein           Director                            May 6, 2005
------------------------
   Eugene Lieberstein